UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 2)

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

ATLAS FINANCIAL HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS	27-5466079
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

150 NW Point Boulevard
Elk Grove Village, IL
60007
(Address, including zip code, of principal
executive office)

(847) 472-6700
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value US$.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
     Large Accelerated Filer ☐                            Accelerated Filer        ☐
Non-Accelerated Filer ☐                            Smaller Reporting Company    ☐
(do not check if a smaller reporting company)

Explanatory Note:
Atlas Financial Holdings, Inc. (“Atlas” or the “Company”) is filing this Amendment No. 2 to Form 10 for the fiscal year ended December 31, 2011 (the “Original Form 10 Filing”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2012. Amendment No. 1 to Form 10 was originally filed with the SEC on May 4, 2012.
We are filing this Amendment No. 2 in response to a comment letter received from the SEC (the “Comment Letter”).  The primary purpose of this revision is to update certain financial and other data to reflect results from the first quarter 2012 in accordance with Regulation S-X. Certain other enhancements to disclosures were also made. The following sections contain amended information:

Item 1. Business
Item 1A. Risk Factors
Item 2. Financial Information
Item 3. Properties
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Item 10. Recent Sales of Unregistered Securities
Item 13. Financial Statements and Supplementary Data
Item 14. Changes in and Disagreements with Accountants
Unless otherwise noted, this Amendment does not reflect events occurring after the Original Form 10 Filing or modify or update those disclosures, including the exhibits to the Original Form 10 Filing affected by subsequent events. Accordingly, this Amendment No. 2 should be read in conjunction with our filings with the SEC subsequent to the Original Form 10 Filing, including any amendments to those filings.
Item 1. Business
Atlas Financial Holdings, Inc. (“Atlas” or the "Company” or “We”) is a financial services holding company incorporated under the laws of the Cayman Islands. The core business of Atlas, which is carried out through its insurance subsidiaries, American Country Insurance Company (“American Country”) and American Service Insurance Company, Inc. (“American Service” together with American Country, the “insurance subsidiaries”), is the underwriting of commercial automobile insurance policies, focusing on the “light” commercial automobile sector. This sector includes taxi cabs, non-emergency para-transit, limousine, livery and business auto. The insurance subsidiaries distribute their products through a network of independent retail agents. American Country commenced operations in 1979. With roots dating back to 1925 selling insurance for taxi cabs, American Country is one of the oldest insurers of U.S. taxi and livery business. In 1983, American Service began as a non-standard personal and commercial auto insurer writing business in the Chicago, Illinois area. Since then, the insurance subsidiaries have expanded their expertise. Together, American Country and American Service are licensed to write property and casualty ("P&C") insurance in 47 states in the United States. The management of American Country and American Service is fully integrated with a single operating infrastructure supporting the insurance subsidiaries.
The address of Atlas’ registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The operating headquarters of Atlas and its subsidiaries is located at 150 Northwest Point Boulevard, Elk Grove Village, Illinois 60007, USA.
Atlas was formed on December 31, 2010 in a reverse merger transaction amongst:

(a)	JJR VI Acquisition Corporation (“JJR VI”), a Canadian capital pool company sponsored by JJR Capital, a Toronto based merchant bank,

(b)
American Insurance Acquisition Inc., (“American Acquisition”), a corporation formed under the laws of Delaware by Kingsway America Inc. (“KAI”), a subsidiary of Kingsway Financial Services Inc. (“KFSI”), a Canadian public company formed under the laws of Ontario and whose shares are traded on the Toronto and New York Stock Exchanges, and

(c)	Atlas Acquisition Corp, a Delaware corporation formed by JJR VI.
Prior to the transaction, KAI transferred 100% of the capital stock of American Service and American Country , to American Acquisition in exchange for common and preferred shares of American Acquisition and promissory notes aggregating C$60.8 million. In addition, American Acquisition raised C$8.0 million through a private placement offering of subscription receipts to qualified investors at a price of C$2.00 per subscription receipt.
KAI received 13,804,861 restricted voting common shares of Atlas valued at $27.8 million, along with 18,000,000 non-voting preferred shares of Atlas valued at $18.0 million and C$8.0 million cash in exchange for 100% of the outstanding shares of American Acquisition and full payment of the promissory notes. Investors in the American Acquisition subscription receipts received 3,983,502 ordinary voting common shares of Atlas plus warrants to purchase one ordinary voting common share of Atlas for each subscription receipt at C$2.00 at any time until December 31, 2013. JJR VI common shares held by former shareholders of JJR VI were consolidated on the basis of one post-consolidation JJR VI common share for every 10 pre-consolidation JJR VI common shares. The post-consolidation JJR VI common shares were then exchanged on a one-for-one basis for ordinary voting common shares of Atlas.
Atlas' consolidated financial statements are those of Atlas and subsidiaries and have been prepared in accordance with Accounting Standard Codification ("ASC") 805 Business Combinations. Financial statements prepared following the reverse merger are presented in the name of the legal parent acquirer, Atlas, but are a continuation of the financial statements of the accounting acquirer, American Acquisition, with an adjustment for the capital structure (that is, the number and type of equity interests, including equity instruments issued to effect the merger) of Atlas, as the legal parent acquirer and accounting acquiree. Accordingly, and as a result of the December 31, 2010 merger date, shareholders’ equity at December 31, 2010 reflects the ordinary voting common shares outstanding at the date of the merger together with the restricted voting common shares and non-voting preferred shares that were issued to effect the merger, and also reflect the historical retained earnings (retained deficit) balances of American Acquisition, as the accounting acquirer.
On February 25, 2010, while under KAI ownership, Southern United Fire Insurance Company ("Southern United") merged into American Service. The transaction was accounted for as a merger of companies under common control with the Southern United assets and liabilities included at their carrying values and its results of operations included in the financial statements from the date of the merger.
Under Section 12(b) of the U.S. Securities Exchange Act of 1934, non-US companies must test to see if they qualify for domestic issuer status as of the last day of the second quarter of each fiscal year, and, if so, will be considered “domestic issuers” in the United States effective the beginning of the next fiscal year and report its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and on U.S. domestic forms. Atlas has determined that, as of June 30, 2011, it qualified to become a U.S. domestic issuer effective January 1, 2012 and, as such, has adopted U.S. GAAP for its annual financial statements beginning December 31, 2011.
In this registration statement, we occasionally refer to statutory financial information. All domestic United States insurance companies are required to prepare statutory-basis financial statements. As a result, industry data is available that enables comparisons between insurance companies, including competitors who are not subject to the requirement to prepare financial statements in conformity with U.S. GAAP. We frequently use industry publications containing statutory financial information to assess our competitive position.
Strategic Focus
Vision
To be the preferred specialty commercial transportation insurer in any geographic areas where our value proposition delivers benefit to all stakeholders.
Mission
To develop and deliver superior specialty insurance products that are correctly priced to meet our customers' needs and generate consistent underwriting profit for the insurance companies we own. These products will be distributed to the insured through independent retail agents utilizing Atlas' efficient operating platform.
We will achieve our Vision and Mission through the design, sophisticated pricing and efficient delivery of specialty transportation insurance products. Through constant interaction with our retail producers, we will strive to thoroughly understand each of the markets we serve. This knowledge will assist us in ensuring we deliver strategically priced products to the right market at the right time. Analysis of the substantial data available through our operating companies will drive product and pricing decisions. We will focus on our key strengths and expand our geographic footprint and products only to the extent that these activities support our Vision and Mission. We will target niche markets that support adequate pricing and will be best able to adapt to changing market needs ahead of our competitors through our strategic commitment and increasing scale.
Competition
The insurance industry is price competitive in all markets in which the insurance subsidiaries operate. Atlas strives to employ disciplined underwriting practices with the objective of rejecting under‑priced risks. Based on the current size of the commercial automobile insurance industry, Atlas requires only 1% market share to achieve its business plan.
Atlas competes on a number of factors such as distribution strength, pricing, agency relationships, policy support, claim service,

and market reputation. In Atlas’ core commercial automobile lines, the primary offerings are policies at the minimum prescribed limits in each state, as established by statutory, municipal and other regulations. Atlas differentiates itself from many larger companies competing for this specialty business by exclusively focusing on these lines of insurance.
In the specialty insurance market, American Country and American Service compete against, among others, American Transit Insurance Company (New York only), Canal Insurance Company, CNA Financial Corporation, Carolina Casualty Insurance Company, Empire Fire & Marine Insurance Company (subsidiary of Zurich Financial Services Ltd.), Gateway Insurance Company, Global Liberty Insurance Company of New York, Grenada Insurance Company, Hereford Holding Company, Inc., Hartford Financial Services Group, Lancer Financial Group, MAPFRE USA, Maya Assurance Company, Mercury General Corporation, National Indemnity Company (subsidiary of Berkshire Hathaway, Inc.), National Interstate Corporation, Northland Insurance Company (subsidiary of Travelers Companies, Inc.), Safeco Corporation (subsidiary of Liberty Mutual), Scottsdale Insurance Company (National Casualty Company) and ULLICO, Inc.
To compete successfully in the specialty commercial insurance industry, Atlas relies on its ability to: identify markets that are most likely to produce an underwriting profit; operate with a disciplined underwriting approach; offer diversified products and geographic platforms; practice prudent claims management; reserve appropriately for unpaid claims; strive for cost containment through economies of scale where deemed appropriate; and provide services and competitive commissions to its independent agents and brokers.
Geographic Markets
Currently, Atlas distributes insurance only in the United States. Through our insurance subsidiaries, we are licensed to write P&C insurance in 47 states in the United States. The following table reflects, in percentages, the principal geographic distribution of premiums written for the three month period ended March 31, 2012. No other jurisdiction accounted for more than 5%.
Table 1(a). Selected Geographic Data

Illinois	47.3%
Michigan	16.1%
New York	12.9%
The below diagram outlines the states where Atlas is actively writing insurance as of March 31, 2012 (states in dark blue):

ATLAS FOOTPRINT

WA
OR
ID
MT
ND
MN
WI
MI
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
DC
SD
WY
N.CA
NV
UT
CO
NE
IA
IL
IN
OH
PA
WV
VA
KS
MO
KY
S.CA
AZ
NM
OK
AR
TN
NC
SC
MS
AL
GA
LA
TX
FL

Regulation
Atlas is subject to extensive regulation, particularly at the state level. The method, extent and substance of such regulation varies by state but generally has its source in statutes which establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to a state regulatory agency. In general, such regulation is intended for the protection of those who purchase or use insurance products issued by our insurance subsidiaries, not the holders of securities issued by Atlas. These rules have a significant impact on our business and relate to a wide variety of matters including accounting methods, agent and company licensure, claims procedures, corporate governance, examination, investing practices, policy forms, pricing, trade practices, reserve adequacy and underwriting standards.
In recent years, the state insurance regulatory framework has come under increased federal oversight. Legislation which would provide for increased federal chartering of insurance companies has been proposed. Moreover, in its effort to strengthen the regulation of the financial services market overall, the federal government has proposed a set of regulatory reforms, including the establishment of an Office of National Insurance within the Department of the Treasury. In addition, state legislators and insurance regulators continue to examine the appropriate nature and scope of state insurance regulation.
Nearly all states have insurance laws dictating the protocol for P&C insurers to file or maintain price schedules, policy or coverage forms, and other information subject to that state’s regulatory authority. In many cases, such price schedules, policy forms, or both, must be approved prior to use. While these vary from state to state, the objectives of the pricing regulations are generally the same: a price cannot be excessive, inadequate or unfairly discriminatory.
As a result, the speed with which an insurer can change prices in response to competition or increased costs depends, in part, on whether the pricing regulations are (i) prior approval, (ii) file-and-use, or (iii) use-and-file. In states having prior approval laws (of which there are 18), the regulator must approve a price before an insurer may use it. In file-and-use states, the insurer does not have to wait for the regulator’s approval to use a price, but the price must be filed before being used. When a state significantly restricts both underwriting and pricing, it can become more difficult for an insurer to make adjustments quickly in response to changes which could affect profitability.
It is difficult to predict what specific measures at the state or federal level will be adopted or what effect any such measures would have on Atlas.
A primary metric used by insurance regulators is the National Association of Insurance Commissioners’ (“NAIC”) risk based capital (“RBC”) ratio which is computed at the end of each year based on annual information. The insurance subsidiaries are required to maintain certain minimum RBC ratios as provided for by insurance statutes in the states in which they write business. The insurance subsidiaries were above the 200% minimum RBC ratio threshold as measured at December 31, 2011.  Based on the 2011 annual statutory financial statements, December 31, 2011 RBC ratios were 592.5% and 803.4% for American Country and American Service, respectively. The insurance subsidiaries had approximately $36.4 million of capital in excess of the 200% minimum RBC described above.
Employees
As of March 31, 2012, Atlas had 89 full-time employees, most of whom work at the corporate offices in Elk Grove Village, Illinois.
Agency Relationships
Independent agents are recruited by the Company directly and through marketing efforts targeting the specialty niche upon which Atlas focuses. Interested agents are evaluated based on their experience, expertise and ethical dealing. Typically, Atlas enters into distribution relationships with one out of every ten agents seeking an agency contract. Atlas is generally interested in acting as one of a relatively small number of insurance partners with whom their independent agents place business and are also careful not to oversaturate the distribution channel in any given geographic market. This helps to ensure that Atlas is able to receive the maximum number of submissions for underwriting evaluation without unnecessary downstream pressure from agents to write business that does not fit our underwriting model. Agents receive commission as their primary compensation from Atlas. This commission is set as a percentage of premiums and is included in our subsidiaries' statutory filings. Larger agents are also eligible for profit sharing based on the growth and underwriting probability related to their book of business with Atlas. The quality of business presented and written by each independent agent is evaluated regularly by Atlas' underwriters and is also reviewed quarterly by senior management. Key metrics for evaluation include overall accuracy and adequacy of underwriting information, performance relative to agreed commitments, support with respect to claims presented by their customers (as applicable) and overall underwriting profitability of the agent's book of business. While we rely on our independent agents for distribution and customer support, underwriting and claim handling responsibilities are retained by Atlas. Many of Atlas' agents have had direct relationships with either or both of the subsidiaries for a number of years.
Available Information
We maintain an Internet website at www.atlas-fin.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q (as well as those previously filed on the SEDAR system in Canada), current reports on Form 8-K, and any amendments to said reports are available through this website, free of charge, as soon as reasonably practicable after they are electronically filed or furnished to the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC available at www.sec.gov.
In addition, our code of business conduct and ethics and Audit Committee charter are available on our website.
Seasonality
The P&C insurance business is seasonal in nature. While Atlas’ net premiums earned generally follow a stable trend from quarter to quarter, Atlas’ gross premiums written follow certain common renewal dates for the light commercial risks that represent its core lines of business. For example, January 1 and March 1 are common taxi cab renewal dates in Illinois and New York, respectively. Net underwriting income is driven mainly by the timing and nature of claims, which can vary widely. Atlas’ ability to generate written premium is also impacted by the timing of policy periods in the states in which Atlas operates.
Outlook
Over the past two years, through dispositions and by placing certain lines of business into run-off, the insurance subsidiaries have streamlined operations to focus on the lines of business they believe will produce favorable underwriting results. Significant progress has also been made in aligning the cost base to the Company's expected revenue base going forward. The core functions of the insurance subsidiaries were integrated into a common operating platform. Management believes that both insurance subsidiaries are well positioned for the remainder of 2012 to begin returning to the volume of premium they wrote in the recent past with better than industry level profitability. The insurance subsidiaries have a long heritage with respect to their continuing lines of business and will benefit from the efficient operating infrastructure honed in 2011. American Country and American Service will actively write business in more states during 2012 than in any prior year, utilizing its well developed underwriting and claim methodology.
Management believes that the most significant opportunities going forward are: (i) continued re-energizing of distribution channels with the objective of recapturing business generated prior to 2009, (ii) building business in previously untapped geographic markets where our insurance subsidiaries are licensed, but not recently active, and (iii) opportunistically acquiring books of business provided market conditions support this activity. Primary potential risks related to these activities include: (i) insurance market conditions remaining “soft” for a sustained period of time, (ii) not being able to achieve the expected support from distribution partners, and (iii) the insurance subsidiaries not successfully maintaining their recently improved ratings from A.M. Best.
Atlas’ sole focus going forward is the underwriting of commercial automobile insurance in the U.S. Atlas will seek to deploy its capital to maximize the return for its shareholders, either by investing in growing the operations or other capital initiatives, depending upon insurance and capital market conditions. Atlas will use historic and current data to analyze and assess future business opportunities.

Item 1A. Risk Factors
This document contains "forward-looking statements" that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.
These forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like "plans," "seeks," "expects," "will," "should," "anticipates," "estimates," "intends," "believes," "likely," "targets" and other words with similar meanings. These statements may address, among other things, our strategy for growth, catastrophe exposure management, product development, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. However, if the estimates, assumptions or plans underlying the forward-looking statements prove inaccurate or if other risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements.
In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below, which apply to us as an insurer and a provider of other financial services. These risks constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995 and readers should carefully review such cautionary statements as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and historical trends. These cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this document, in our filings with the SEC or via SEDAR or in materials incorporated therein by reference.
Operational Risk
Operational risk is the risk that the Company is unable to deliver its products or services to customers or perform vital functions required to conduct its business in an efficient and cost effective manner. This risk includes the potential for loss from such events as the breakdown or ineffectiveness of processes, human errors, technology and infrastructure failures, etc.
The insurance subsidiaries’ provisions for unpaid claims may be inadequate, which would result in a reduction in the Company’s net income and might adversely affect its financial condition.
Establishing an appropriate level of reserves is an inherently uncertain process. The Company’s provisions for unpaid claims do not represent an exact calculation of actual liability, but are estimates involving actuarial and statistical projections at a given point in time of what they expect to be the cost of the ultimate settlement and administration of known and unknown claims. The process for establishing the provision for unpaid claims reflects the uncertainties and significant judgmental factors inherent in estimating future results of both known and unknown claims and as such, the process is inherently complex and imprecise. These estimates are based upon various factors, including:

•	actuarial projections of the cost of settlement and administration of claims reflecting facts and circumstances then known;

•	estimates of future trends in claims severity and frequency;

•	judicial theories of liability;

•	variability in claims handling procedures;

•	economic factors such as inflation;

•	judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions; and

•	the level of insurance fraud.
Most or all of these factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact the Company’s ability to accurately assess the risks of the policies that it writes. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims. Unfavorable development in any of these factors could cause the level of reserves to be inadequate. The following factors may have a substantial impact on future claims incurred:

•	the amounts of claims payments;

•	the expenses that the insurance subsidiaries incur in resolving claims;

•	legislative and judicial developments; and

•	changes in economic conditions, including inflation.
As time passes and more information about the claims becomes known, the estimates are appropriately adjusted upward or downward to reflect this additional information. Because of the elements of uncertainty encompassed in this estimation process, and the extended time it can take to settle many of the more substantial claims, several years of experience may be required before a meaningful comparison can be made between actual losses and the original provision for unpaid claims. The development of the provision for unpaid claims is shown by the difference between estimates of claims as of the initial year end and the re-estimated liability at each subsequent year end. Favorable development (reserve redundancy) means that the original claims estimates were higher than subsequently determined or re-estimated. Unfavorable development (reserve deficiency) means that the original claims estimates were lower than subsequently determined or re-estimated. The Company cannot guarantee that it will not have additional unfavorable reserve development in the future. In addition, it may in the future, acquire other insurance companies. The Company cannot guarantee that the provisions for unpaid claims of the companies that it acquires are or will be adequate.
Actual claims and claim adjustment expenses incurred under insurance policies may deviate, perhaps substantially, from the amounts of provisions reflected in the financial statements of the Company.
To the extent that actual claims incurred exceed expectations and the provision for unpaid claims reflected on financial statements, the Company will be required to reflect those changes by increasing reserves for unpaid claims. In addition, government regulators could require that it increase reserves if they determine that provisions for unpaid claims are understated. Increases to the provision for unpaid claims causes a reduction in the insurance subsidiaries’ surplus which could cause a downgrading of the insurance subsidiaries’ ratings. Any such downgrade could, in turn, adversely affect their ability to sell insurance policies.
The insurance subsidiaries will rely on independent agents or producers and will be exposed to risks.
The insurance subsidiaries will market and distribute automobile insurance products through a network of independent agents or producers in the United States. As a result, the Company relies heavily on these agents or producers to attract new business. These agents typically represent more than one insurance company, which may expose the insurance subsidiaries to competition within the agencies and, therefore, cannot rely on their sole commitment to the Company’s insurance products. Independent agents generally have the ability to bind insurance policies, actions over which the Company has a limited ability to exercise preventative control. In the event that an independent agent exceeds their authority by binding the Company on a risk that does not comply with its underwriting guidelines, the Company may be at risk for that policy until it effects a cancellation. Any improper use of such authority may result in losses that could have a material adverse effect on the Company's business, results of operations and financial condition.
In accordance with industry practice, customers often pay the premiums for their policies to agents for payment to the Company. These premiums may be considered paid when received by the agent and thereafter the customer is no longer liable to the Company for those amounts, whether or not the Company has actually received these premium payments from the agent. Consequently, the Company assumes a degree of risk associated with its reliance on independent agents in connection with the settlement of insurance premium balances.
The majority of gross premiums written will be derived from the commercial automobile markets. If the demand for insurance in these markets declines, results of operations could decline significantly.
The size of the commercial automobile insurance market can be affected significantly by many factors outside of the Company’s control, such as the underwriting capacity and underwriting criteria of automobile insurance carriers, and it may be specifically affected by these factors. Additionally, an economic downturn in one or more of its principal markets could result in fewer automobile sales or public transportation operators, resulting in less demand for these insurance products. To the extent that these insurance markets are affected adversely for any reason, gross premiums written will be disproportionately affected due to its substantial reliance on these insurance markets.
The insurance subsidiaries may not be successful in reducing their risk and increasing their underwriting capacity through reinsurance arrangements, which could adversely affect their business, financial condition and results of operations. If reinsurance rates rise significantly or reinsurance becomes unavailable or reinsurers are unable to pay its claims, the Company may be adversely affected.
In order to reduce underwriting risk and increase underwriting capacity, the Company transfers portions of its insurance risk to other insurers through reinsurance contracts. The availability, cost and structure of reinsurance protection are subject to prevailing market conditions that are outside of the Company’s control and which may affect its level of business and profitability. The Company purchases reinsurance from third parties in order to reduce its liability on individual risks. Reinsurance does not relieve the Company of its primary liability to its insureds. A third party reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance treaty could have a material adverse effect on the Company's financial condition or results of operations. The amount and cost of reinsurance available to the Company are subject, in large part, to prevailing market conditions beyond the Company’s control. Its ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends in part upon the extent to which the Company can obtain adequate reinsurance in amounts and at rates that will not adversely affect its competitive position. There are no assurances that the Company will be able to maintain its current reinsurance facilities, which generally are subject to annual renewal. If it is unable to renew any of these facilities upon their expiration or to obtain other reinsurance facilities in adequate amounts and at favorable rates, the Company may need to modify its underwriting practices or reduce its underwriting commitments.
The insurance subsidiaries are subject to credit risk with respect to the obligations of reinsurers and certain of their insureds. The inability of their risk sharing partners to meet their obligations could adversely affect their profitability.
Although the reinsurers are liable to the Company to the extent of risk ceded to them, the Company remains ultimately liable to policyholders on all risks, even those reinsured. As a result, ceded reinsurance arrangements do not limit the Company’s ultimate obligations to policyholders to pay claims. The Company is subject to credit risks with respect to the financial strength of its reinsurers. The Company is also subject to the risk that their reinsurers may dispute their obligations to pay its claims. As a result, the Company may not recover sufficient amounts for claims that it submits to reinsurers, if at all. As of March 31, 2012, the Company had an aggregate of $8.4 million of unsecured reinsurance recoverables. In addition, its reinsurance agreements are subject to specified limits and the Company would not have reinsurance coverage to the extent that it exceeds those limits. With respect to insurance programs, the insurance subsidiaries are subject to credit risk with respect to the payment of claims and on the portion of risk exposure either ceded to captives established by their clients or deductibles retained by their clients. The credit worthiness of prospective risk sharing partners is a factor considered when entering into or renewing these alternative risk transfer programs. The Company typically collateralizes balances due through funds withheld, letters of credit or trust agreements. No assurance can be given regarding the future ability of these entities to meet their obligations. The inability of the Company's risk sharing partners to meet their obligations could adversely affect profitability.
Financial Risk
Atlas is a holding company and the insurance subsidiaries are subject to dividend restrictions and are required to maintain certain capital adequacy levels.
Atlas is a holding company with no significant operations of its own and as a legal entity separate and distinct from its insurance subsidiaries. As a result, its only sources of income are dividends and other distributions from its insurance subsidiaries. Atlas will be limited by the earnings of those subsidiaries, and the distribution or other payment of such earnings to it in the form of dividends, loans, advances or the reimbursement of expenses. The payment of dividends, the making of loans and advances or the reimbursement of expenses by its insurance subsidiaries is contingent upon the earnings of those subsidiaries and is subject to various business considerations. In addition, payments of dividends by the insurance subsidiaries are subject to various statutory and regulatory restrictions imposed by the insurance laws of the domiciliary jurisdiction of such subsidiaries, which limit the aggregate amount of dividends or other distributions that they can declare or pay within any 12-month period. In most jurisdictions, payment of dividends is subject to regulatory approval, and insurance regulators have broad powers to prevent reduction of statutory capital and surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. As a result, Atlas may not be able to receive dividends from its insurance subsidiaries at times and in amounts necessary to meet its operating needs, to pay dividends to shareholders or to pay corporate expenses. The inability of its insurance subsidiaries to pay dividends could have a material adverse effect on Atlas’ business and financial condition.
Market fluctuations, changes in interest rates or a need to generate liquidity could have significant and negative effects on the Company’s investment portfolio. The Company may not be able to realize its investment objectives, which could significantly reduce its net income.
The Company depends on income from its securities portfolio for a substantial portion of its earnings. Investment returns are an important part of overall profitability. A significant decline in investment yields in the securities portfolio or an impairment of securities owned could have a material adverse effect on the Company’s business, results of operations and financial condition. The Company currently maintains and intends to continue to maintain a securities portfolio comprised primarily of fixed income securities. As of March 31, 2012, the majority of the investment portfolio was invested in fixed income securities. The Company cannot predict which industry sectors in which it maintains investments may suffer losses as a result of potential declines in commercial and economic activity, or how any such decline might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities and cannot predict how or to what extent the value of any underlying collateral might be affected. Accordingly, adverse fluctuations in the fixed income or equity markets could adversely impact profitability, financial condition or cash flows.
The Company’s ability to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest rate sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed maturity securities. U.S. and global markets have been experiencing volatility since mid-2007. Initiatives taken by the U.S. and foreign governments have helped to stabilize the financial markets and restore liquidity to the banking system and credit markets. However, the financial system has not completely stabilized and market volatility could continue in the future if there is a prolonged recession or a worsening in key economic indicators. If market conditions deteriorate, the Company’s investment portfolio could be adversely impacted.
Difficult conditions in the economy generally may materially adversely affect the Company’s business, results of operations, and statement of financial position and these conditions may not improve in the near future.
Current market conditions and the instability in the global financial markets present additional risks and uncertainties for the Company’s business. In particular, deterioration in the public debt markets could lead to additional investment losses and an erosion of capital as a result of a reduction in the fair value of investment securities. The severe downturn in the public debt and equity markets, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, created significant unrealized losses in the securities portfolio at certain stages in 2009. Depending on market conditions going forward, the Company could again incur substantial realized and additional unrealized losses in future periods, which could have an adverse impact on the results of operations and financial condition. The Company could also experience a reduction in capital in the insurance subsidiaries below levels required by the regulators in the jurisdictions in which they operate. Certain trust accounts for the benefit of related companies and third parties have been established with collateral on deposit under the terms and conditions of the relevant trust agreements. The value of collateral could fall below the levels required under these agreements putting the subsidiary or subsidiaries in breach of the agreement.
The current market volatility may also make it more difficult to value the Company’s securities if trading becomes less frequent.
Disruptions, uncertainty and volatility in the global credit markets may also impact the Company’s ability to obtain financing for future acquisitions. If financing is available, it may only be available at an unattractive cost of capital, which would decrease profitability. There can be no assurance that current market conditions will improve in the near future. In addition, the Company may not have coverage by security analysts, the trading price of the Company’s ordinary voting common shares and restricted voting common shares may be lower and it may be more difficult for its shareholders to dispose of their Company’s shares due to the lower trading volume. The lack of a significant presence in the market could serve to limit the distribution of news and limit investor interest in the Company’s shares. One or more of these factors could result in price volatility and serve to depress the liquidity and market price of the Company’s shares.

The Company may not have access to capital in the future due to an economic downturn.
The Company may need new or additional financing in the future to conduct its operations, or expand its business. Any sustained weakness in the general economic conditions and/or financial markets in Canada, the United States or globally could adversely affect its ability to raise capital on favorable terms, or at all. From time-to-time, the Company may rely on access to financial markets as a source of liquidity for operations, acquisitions and general corporate purposes.
Liquidity Risk
The limited public float and trading volume for the Company’s shares may have an adverse impact on the share price or make it difficult to liquidate.
The Company’s securities are held by a relatively small number of shareholders. KAI holds all of the restricted voting common shares. Also, the Company has ordinary voting shares which are not widely held. Future sales of substantial amounts of the Company’s shares in the public market, or the perception that these sales could occur, may adversely impact the market price of the Company’s shares and the Company’s shares could be difficult to liquidate.
Compliance Risk
Compliance risk includes the risk arising from violations of, or non-conformance with, laws, regulations or prescribed practices. Compliance risk also arises in situations where the laws or rules governing certain products or activities may be ambiguous or untested. Compliance risk exposes the organization to negative publicity, a potential drop in stock price, fines, criminal and civil monetary penalties, payment of damages and the voiding of contracts. Compliance risks are also sometimes referred to as legal/regulatory, tax or documentation risks.
If the Company fails to comply with applicable insurance and securities laws or regulatory requirements, its business, results of operations and financial condition could be adversely affected.
As a publicly traded holding company listed on a stock exchange which owns insurance companies domiciled in the United States, Atlas and its insurance subsidiaries are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state regulators. Insurance regulations are generally designed to protect policyholders rather than shareholders, and are related to matters including:

•	rate setting;

•	RBC and solvency standards;

•	restrictions on the amount, type, nature, quality and quantity of securities in which insurers may invest;

•	the maintenance of adequate reserves for unearned premiums and unpaid claims;

•	restrictions on the types of terms that can be included in insurance policies;

•	standards for accounting;

•	marketing practices;

•	claims settlement practices;

•	the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;

•	the licensing of insurers and their agents;

•	limitations on dividends and transactions with affiliates;

•	approval of certain reinsurance transactions; and

•	insolvency proceedings.
Such rules and regulations are expected to increase the Company’s legal and financial compliance costs and to make some activities more time-consuming and costly. A significant amount of resources has been committed to monitor and address any internal control issues, and failure to do so could adversely impact operating results. Any failure to comply with applicable laws or regulations could result in the imposition of fines or significant restrictions on its ability to do business, which could adversely affect the Company’s results of operations or financial condition. In addition, any changes in laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures, could materially adversely affect its business, results of operations and financial condition. It is not possible to predict the future impact of changing federal, state and provincial regulation on the Company’s operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws and regulations. New or more restrictive regulations, including changes in current tax or other regulatory interpretations affecting an alternative risk transfer insurance model, could make it more expensive for the Company to conduct its businesses, restrict the premiums its subsidiaries able to charge or otherwise change the way it does business. In addition, economic and financial market turmoil may result in some type of U.S. federal oversight of the insurance industry in general.

The insurance subsidiaries are subject to comprehensive regulation and their ability to earn profits may be restricted by the regulations.
The insurance subsidiaries are subject to comprehensive regulation by government agencies in the United States. Failure to meet regulatory requirements could subject them to regulatory action. The regulations and associated examinations may have the effect of limiting the insurance subsidiaries’ liquidity and may adversely affect results of operations. The insurance subsidiaries must comply with statutes and regulations relating to, among other things:

•	statutory capital and surplus and reserve requirements;

•	standards of solvency that must be met and maintained;

•	payment of dividends;

•	changes of control of insurance companies;

•	transactions between an insurance company and any of its affiliates;

•	licensing of insurers and their agents;

•	types of insurance that may be written;

•	market conduct, including underwriting and claims practices;

•	provisions for unearned premiums, losses and other obligations;

•	ability to enter and exit certain insurance markets; and

•	nature of and limitations on investments, premium rates, or restrictions on the size of risks that may be insured under a single policy.
In addition, state insurance department examiners perform periodic financial, market conduct and other examinations of insurance companies. Compliance with applicable laws and regulations is time consuming and personnel-intensive. In addition to financial examinations, the insurance subsidiaries may be subject to market conduct examinations of claims and underwriting practices. Any adverse findings could result in significant fines and penalties, negatively affecting profitability.
The Company’s business is subject to risks related to litigation and regulatory actions.
The Company may from time-to-time be subject to a variety of legal and regulatory actions relating to its current and past business operations, including, but not limited to:

•	disputes over coverage or claims adjudication;

•	disputes regarding sales practices, disclosure, premium refunds, licensing, regulatory compliance and compensation arrangements;

•	disputes with its agents, producers or network providers over compensation and termination of contracts and related claims;

•	disputes with taxing authorities regarding tax liabilities; and

•	disputes relating to certain businesses acquired or disposed of by it.
As insurance industry practices and regulatory, judicial and industry conditions change, unexpected and unintended issues related to pricing, claims, coverage and business practices may emerge. Plaintiffs often target P&C insurers in purported class action litigation relating to claims handling and insurance sales practices. The resolution and implications of new underwriting, claims and coverage issues could have a negative effect on the Company’s business by extending coverage beyond the Company’s underwriting intent, increasing the size of claims or otherwise requiring them to change their practices. The effects of unforeseen emerging claim and coverage issues could negatively impact revenues, results of operations and reputation.
Current and future court decisions and legislative activity may increase the Company’s exposure to these types of claims. Multi-party or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could create a precedent in the industry that could have a material adverse effect on its results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. The Company cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on its business.
The Company may be subject to governmental or administrative investigations and proceedings in the context of its highly regulated sectors of activity. It cannot predict the outcome of these investigations, proceedings and reviews, and cannot guarantee that such investigations, proceedings or reviews or related litigation or changes in operating policies and practices would not materially adversely affect its results of operations and financial condition. In addition, if it were to experience difficulties with its relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on its ability to do business in that jurisdiction.
The Company’s business could be adversely affected as a result of changing political, regulatory, economic or other influences.
The insurance industry is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Legislatures in the United States and other jurisdictions have periodically considered programs to reform or amend their respective insurance and reinsurance systems. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions. Changes in current insurance regulation may include increased governmental involvement in the insurance industry and initiatives aimed at premium controls, or may otherwise change the business and economic environment in which insurance industry participants operate. Historically, the automobile insurance industry has been under pressure from time-to-time from regulators, legislators or special interest groups to reduce, freeze or set rates at levels that are not necessarily related to underlying costs or risks, including initiatives to roll back automobile and other personal line rates. These changes may limit the ability of the insurance subsidiaries to price automobile insurance adequately and could require the Company to discontinue unprofitable product lines, make unplanned modifications of its products and services, or result in delays or cancellations of sales of its products and services.
Strategic Risk
Strategic risk arises from adverse effects of high-level business decisions or the improper implementation of those decisions. Strategic risk also incorporates how management analyzes external factors that impact the strategic direction of the business. Strategic risk further encompasses reputation risk which is the impact to earnings, capital or the ability to do business arising from negative public opinion from whatever cause.
The Company will derive the majority of premiums from a few geographic areas, which may cause its business to be affected by catastrophic losses or business conditions in these areas.
Some jurisdictions including Illinois, Michigan, Minnesota, New York and Louisiana generate a significant percentage of total premiums. Results of operations may, therefore, be adversely affected by any catastrophic losses or material loss trends in these areas, to the extent covered by policies underwritten by the insurance subsidiaries. Catastrophic losses can be caused by a wide variety of events, including earthquakes, hurricanes, tropical storms, tornadoes, wind, ice storms, hail, fires, terrorism, riots and explosions, and their incidence and severity are inherently unpredictable. Catastrophic losses are characterized by low frequency but high severity due to aggregation of losses, and could result in adverse effects on its results of operations or financial condition. Results of operations may also be adversely affected by general economic conditions, competition, regulatory actions or other business conditions that affect losses or business conditions in the specific areas in which it does most of its business.
The Company may experience difficulty in managing historic and future growth, which could adversely affect its results of operations and financial condition.
The Company intends to grow by expanding geographically and underwriting more market share via the Company’s distribution network. Continued growth could impose significant demands on management, including the need to identify, recruit, maintain and integrate additional employees. Growth may also place a strain on management systems and operational and financial resources, and such systems, procedures and internal controls may not be adequate to support operations as they expand.
The successful integration and management of books of business, acquired businesses and other business involve numerous risks that could adversely affect the Company’s profitability, and are contingent on many factors, including:
•expanding its financial, operational and management information systems;

•	managing its relationships with independent agents, brokers, and legacy program managers including maintaining adequate controls;
•expanding its executive management and the infrastructure required to effectively control its growth;
•maintaining ratings for certain of its insurance subsidiaries;
•increasing the statutory capital of its insurance subsidiaries to support growth in written premiums;

•	accurately setting claims provisions for new business where historical underwriting experience may not be available;
•obtaining regulatory approval for appropriate premium rates; and

•	obtaining the required regulatory approvals to offer additional insurance products or to expand into additional states or other jurisdictions.
Failure by the Company to manage its growth effectively could have a material adverse effect on its business, financial condition or results of operations.
Engaging in acquisitions involves risks and, if the Company is unable to effectively manage these risks its business may be materially harmed.
From time-to-time the Company may engage in discussions concerning acquisition opportunities and, as a result of such discussions, may enter into acquisition transactions. Upon the announcement of an acquisition, the Company’s share price may fall depending on the size of the acquisition, the purchase price and the potential dilution to existing shareholders. It is also possible that an acquisition could dilute earnings per share.

Acquisitions entail numerous risks, including the following:

•	difficulties in the integration of the acquired business;

•	assumption of unknown material liabilities, including deficient provisions for unpaid claims;

•	diversion of management's attention from other business concerns;

•	failure to achieve financial or operating objectives; and

•	potential loss of policyholders or key employees of acquired companies.
The Company may not be able to integrate or operate successfully any business, operations, personnel, services or products that it may acquire in the future, which may result in its inability to realize expected revenue increases, cost savings, increases in geographic or product presence, and other projected benefits from the acquisition. Integration may result in the loss of key employees, disruption to the existing businesses or the business of the acquired company, or otherwise harm the Company’s ability to retain customers and employees or achieve the anticipated benefits of the acquisition. Time and resources spent on integration may also impair its ability to grow its existing businesses. Also, the negative effect of any financial commitments required by regulatory authorities or rating agencies in acquisitions or business combinations may be greater than expected.
Various factors may inhibit potential acquisition bids that could be beneficial to shareholders.
Regulatory provisions may delay, defer or prevent a takeover attempt that shareholders may consider in their best interest. For example, under the terms of applicable U.S. state statutes, any person or entity desiring to purchase more than a specified percentage (commonly 10% but can be as low as 5%) of the Company’s outstanding voting securities is required to obtain regulatory approval prior to the purchase of such shares. These requirements would require a potential bidder to obtain prior approval from the insurance departments of the states in which the insurance subsidiaries are domiciled and may require pre-acquisition notification in states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in material delays or deter any such transaction.
Regulatory requirements could make a potential acquisition of the Company more difficult and may prevent shareholders from receiving the benefit from any premium over the market price of its shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of its shares if they are viewed as discouraging takeover attempts in the future.
Provisions in the Company’s organizational documents, corporate laws and the insurance laws of Illinois could impede an attempt to replace or remove their management or directors or prevent or delay a merger or sale, which could diminish the value of the Company’s shares.
The Company’s Amended and Restated Articles of Incorporation and Code of Regulations and the corporate laws and the insurance laws of various states contain, or are anticipated to contain, provisions that could impede an attempt to replace or remove management or directors or prevent the sale of the insurance subsidiaries that shareholders might consider to be in their best interests. These provisions may include, among others:

•	classified insurance subsidiary boards of directors consisting of no less than five, and no more than ten directors;

•	requiring a vote of holders of 20% of the common shares to call a special meeting of shareholders;

•	requiring a two-thirds vote to amend the Articles of Incorporation;

•	requiring the affirmative vote of a majority of the voting power of shares represented at a special meeting of shareholders; and

•
statutory requirements prohibiting a merger, consolidation, combination or majority share acquisition between the insurance subsidiaries and an interested shareholder or an affiliate of an interested shareholder without regulatory approval.

These provisions may prevent shareholders from receiving the benefit of any premium over the market price of the Company’s shares offered by a bidder in a potential takeover. In addition, the existence of these provisions may adversely affect the prevailing market price of the Company’s shares if they are viewed as discouraging takeover attempts.
The insurance laws of most states require prior notice or regulatory approval of changes in control of an insurance company or its holding company. The insurance laws of the State of Illinois, where the insurance subsidiaries are domiciled, provide that no corporation or other person may acquire control of a domestic insurance or reinsurance company unless it has given notice to such insurance or reinsurance company and obtained prior written approval of the relevant insurance regulatory authorities. Any purchaser of 10% or more of the Company’s aggregate outstanding voting power could become subject to these regulations and could be required to file notices and reports with the applicable regulatory authorities prior to such acquisition. In addition, the existence of these provisions may adversely affect the prevailing market price of the Company’s shares if they are viewed as discouraging takeover attempts.

Market and Competition Risk
Because the insurance subsidiaries are commercial automobile insurers, conditions in that industry could adversely affect their business.
The majority of the gross premiums written by the Company's insurance subsidiaries will be generated from commercial automobile insurance policies. Adverse developments in the market for commercial automobile insurance, including those which could result from potential declines in commercial and economic activity, could cause our results of operations to suffer. The commercial automobile insurance industry is cyclical. Historically, the industry has been characterized by periods of price competition and excess capacity followed by periods of higher premium rates and shortages of underwriting capacity. These fluctuations in the business cycle have negatively impacted and could continue to negatively impact the revenues of the Company. The results of the insurance subsidiaries, and in turn, the Company, may also be affected by risks, to the extent they are covered by the insurance policies we issue, that impact the commercial automobile industry related to severe weather conditions, floods, hurricanes, tornadoes, earthquakes and tsunamis, as well as explosions, terrorist attacks and riots. The insurance subsidiaries’ commercial automobile insurance business may also be affected by cost trends that negatively impact profitability, such as a continuing economic downturn, inflation in vehicle repair costs, vehicle replacement parts costs, used vehicle prices, fuel costs and medical care costs. Increased costs related to the handling and litigation of claims may also negatively impact profitability. Legacy business previously written by the Company also includes private passenger auto, surety and other P&C insurance business. Adverse developments relative to previously written business could have a negative impact on the Company’s results.
The insurance and related businesses in which the Company operates may be subject to periodic negative publicity which may negatively impact its financial results.
The products and services of the insurance subsidiaries are ultimately distributed to individual and business customers. From time-to-time, consumer advocacy groups or the media may focus attention on insurance products and services, thereby subjecting the industry to periodic negative publicity. The Company also may be negatively impacted if participants in one or more of its markets engage in practices resulting in increased public attention to its business. Negative publicity may also result in increased regulation and legislative scrutiny of practices in the P&C insurance industry as well as increased litigation. These factors may further increase its costs of doing business and adversely affect its profitability by impeding its ability to market its products and services, requiring it to change its products or services or by increasing the regulatory burdens under which it operates.
The highly competitive environment in which the Company operates could have an adverse effect on its business, results of operations and financial condition.
The commercial automobile insurance business is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. Many of the Company’s competitors are substantially larger and may enjoy better name recognition, substantially greater financial resources, higher ratings by rating agencies, broader and more diversified product lines and more widespread agency relationships than the Company.
The Company’s underwriting profits could be adversely impacted if new entrants or existing competitors try to compete with the Company’s products, services and programs or offer similar or better products at or below the Company’s prices. Insurers in its markets generally compete on the basis of price, consumer recognition, coverages offered, claims handling, financial stability, customer service and geographic coverage. Although pricing is influenced to some degree by that of its competitors, it is not in the Company’s best interest to compete solely on price, and may from time-to-time experience a loss of market share during periods of intense price competition. Its business could be adversely impacted by the loss of business to competitors offering competitive insurance products at lower prices. This competition could affect its ability to attract and retain profitable business.
Pricing sophistication and related underwriting and marketing programs use a number of risk evaluation factors. For auto insurance, these factors can include but are not limited to vehicle make, model and year; driver age; territory; years licensed; loss history; years insured with prior carrier; prior liability limits; prior lapse in coverage; and insurance scoring based on credit report information. Atlas believes its pricing model will generate future underwriting profits.
If the Company is not able to attract and retain independent agents and brokers, its revenues could be negatively affected.
The Company competes with other insurance carriers to attract and retain business from independent agents and brokers. Some of its competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions than the Company. The Company’s top ten independent agents accounted for an aggregate of 77% of its commercial auto gross premium written during the three month period ended March 31, 2012. While Atlas maintains rigorous standards for both new and existing agents, it is seeking to expand its agent network in many areas around the country. If the insurance subsidiaries are unable to attract and retain independent agents/brokers to sell their products, their ability to compete and attract new customers and their revenues would suffer.
If the Company is unable to maintain its claims-paying ratings, its ability to write insurance and to compete with other insurance companies may be adversely impacted. A decline in rating could adversely affect its position in the insurance market, make it more difficult to market its insurance products and cause its premiums and earnings to decrease.

Financial ratings are an important factor influencing the competitive position of insurance companies. Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers based upon criteria that they have established. Periodically these rating agencies evaluate the business to confirm that it continues to meet the criteria of the ratings previously assigned. Financial strength ratings are an important factor in establishing the competitive position of insurance companies and may be expected to have an effect on an insurance company’s premiums.
The insurance subsidiaries are rated by A.M. Best, which issues independent opinions of an insurer’s financial strength and its ability to meet policyholder obligations. A.M. Best ratings range from “A++” (Superior) to “F” (In Liquidation), with a total of 16 separate rating categories. The objective of A.M. Best’s rating system is to provide potential policyholders and other interested parties an opinion of an insurer’s financial strength and ability to meet ongoing obligations, including paying claims. On January 30, 2012, A.M. Best Co. affirmed the financial strength rating of American Country and American Service as “B” and the outlook assigned to all ratings is “Stable.”
The Company cannot provide assurance that A.M. Best will maintain these ratings in the future. If the insurance subsidiaries’ ratings are reduced by A.M. Best, their competitive position in the insurance industry could suffer and it could be more difficult to market their insurance products. A downgrade could result in a significant reduction in the number of insurance contracts written by the subsidiaries and in a substantial loss of business to other competitors with higher ratings, causing premiums and earnings to decrease. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors that may be more relevant to policyholders than to investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security and should not be relied upon as such.
Human Resources Risk
Human resources risk is the risk that the Company is unable to maximize available human resources in the achievement of its business objectives. This includes people, their experience, knowledge, skills and work environment.
The Company’s business depends upon key employees, and if it is unable to retain the services of these key employees or to attract and retain additional qualified personnel, its business may suffer.
The Company’s success depends, to a great extent, upon the ability of executive management and other key employees to implement its business strategy and its ability to attract and retain additional qualified personnel in the future. The loss of the services of any of its key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of the Company's business operations. In addition, the Company must forecast volume and other factors in changing business environments with reasonable accuracy and adjust its hiring and employment levels accordingly. Its failure to recognize the need for such adjustments, or its failure or inability to react appropriately on a timely basis, could lead the Company either to over-staffing (which could adversely affect its costs structure) or under-staffing (which could impair its ability to service current products lines and new lines of business). In either event, the Company's financial results and customer relationships could be adversely affected.
U.S. Tax Risks
If the Company were not to be treated as a U.S. Corporation for U.S. federal income tax purposes, certain tax inefficiencies would result and certain adverse tax rules would apply.
Pursuant to certain “expatriation” provisions of the U.S. Internal Revenue Code of 1986, as amended, the reverse merger agreement provides that the parties intend to treat the Company as a U.S. corporation for U.S. federal income tax purposes. The expatriation provisions are complex, are largely unsettled and subject to differing interpretations, and are subject to change, perhaps retroactively. If the Company were not to be treated as a U.S. corporation for U.S. federal income tax purposes, certain tax inefficiencies and adverse tax consequences and reporting requirements would result for both the Company and the recipients and holders of stock in the Company, including that dividend distributions from its insurance subsidiaries to Atlas would be subject to 30% U.S. withholding tax, with no available reduction and that members of the consolidated group may not be permitted to file a consolidated U.S. tax return resulting in the acceleration of cash tax outflow and potential permanent loss of tax benefits associated net operating loss carry-forwards that could have otherwise been utilized.
The Company’s use of losses may be subject to limitations and the tax liability of the Company may be increased.
Generally, a change of more than 50% in the ownership of a corporation’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change generally limits a U.S. corporation’s ability to use its net operating loss carry-forwards attributable to the period prior to the change. Both the insurance subsidiaries experienced ownership changes in connection with the private placement and reverse merger transaction completed in the last quarter of 2010, such that the use of their net operating loss carry-forwards will be subject to limitation.  In addition, the amounts of any pre-transaction net operating losses of the insurance subsidiaries and tax basis that may be available for use by the insurance subsidiaries following the reverse merger transaction are limited and dependent on tax elections to be taken on a tax return of the insurance subsidiaries’ former parent. The Company’s former parent controls the determination of which elections are made and the extent to which the elections will impact the net operating losses and tax attributes of the insurance subsidiaries for net operating losses and tax attributes generated in periods through December 31, 2010.  The Company will not be compensated to the extent the net operating losses and tax attributes are reduced or otherwise unfavorably adjusted due to changes and elections in the former parent’s 2010 and prior tax filings.
Further limitations on the utilization of losses may apply because of the “dual consolidated loss” rules, which will also require the Company to recapture into income the amount of any such utilized losses in certain circumstances. As a result of the application of these rules, the future tax liability of the Company and its insurance subsidiaries could be significantly increased. In addition, taxable income may also be recognized by the Company or its insurance subsidiaries in connection with the 2010 reverse merger transaction.

Item 2. Financial Information

(All amounts in thousands of US dollars, except for amounts preceded by “C” as Canadian dollars, share and per share amounts)

I. CONSOLIDATED PERFORMANCE
First Quarter 2012 Highlights:

•
Though overall written premium declined by 17.0%, core commercial auto lines gross premium written for the three month period ended March 31, 2012 increased 62.2% over three month period ended March 31, 2011 and 150.1% over the three month period ended December 31, 2011 reflecting Atlas’ continued strong focus on re-energizing this line of business.

•	The combined ratio improved by 14.3% between the three month period ended March 31, 2012 and the three month period ended March 31, 2011.

•	Net income for three month period ended March 31, 2012 was $135,000 versus a net loss of $705 in the three month period ended March 31, 2011.

•
After taking the impact of the liquidation preference of the preferred shares into consideration, the basic and diluted loss per common share for the three month period ended March 31, 2012 was $0.00, versus a loss of $(0.05) for the three month period ended March 31, 2011.

•	Underwriting results improved by $1,289 for the three month period ended March 31, 2012 versus the three month period ended March 31, 2011

•	Book value per common share diluted as at the period ended March 31, 2012 was $2.03, the same as at the year ended December 31, 2011.

The following financial data is derived from Atlas’ unaudited condensed consolidated financial statements for the three month periods ended March 31, 2012 and 2011:
Table 1 Selected financial information

For the three months ended March 31,	2012	2011
Gross premium written	$11,754	$14,166
Net premium earned	8,310	8,809
Losses on claims	5,904	6,889
Acquisition costs	1,374	1,779
Other underwriting expenses	1,649	2,047
Net underwriting loss	(617)	(1,906)
Net investment and other income	752	1,201
Net income/(loss) before tax	135	(705)
Income tax (benefit) expense	—	—
Net income/(loss)	$135	$(705)

Key Financial Ratios:
Loss ratio	71.0%	78.2%
Acquisition cost ratio	16.5%	20.2%
Other underwriting expense ratio	19.8%	23.2%
Combined ratio (see Table 6)	107.4%	121.6%
Return on equity	0.5%	(4.7)%
Loss per common share, basic and diluted	$—	$(0.05)
Book value per common share, basic and diluted	$2.04	$2.20
Atlas’ combined ratio for the three month period ended March 31, 2012 was 107.3%, compared to 121.6% for the three month period ended March 31, 2011 and 169.7% for the three month period ended December 31, 2011. $627 in non-operating expenses in the three month period ended March 31, 2011 had a 7.2% unfavorable impact to the combined ratio for that period. Similarly, $4,344 in non-operating expenses in the three month period ended December 31, 2011 had a 47.9% unfavorable impact to the combined ratio for that period.
As planned, core commercial automobile lines became the most significant component of Atlas’ gross premium written as a result of the strategic focus on these core lines of business coupled with positive response from new and existing agents. Gross premium written related to these core commercial lines increased by 62.2% for the three month period ended March 31, 2012 as compared to three month period ended March 31, 2011. As a result, the overall loss ratio for the three month period ended March 31, 2012 improved to 71.0% compared to 78.2% in the three month period ended March 31, 2011 and 92.5% for the three month period ended December 31, 2011. The $1,800 reserve strengthening charge in the fourth quarter of 2011 related to pre-Atlas periods added 19.8% to the loss ratio in the three month period ended December 31, 2011.
Investment performance and other income generated $752 of income for the three month period ended March 31, 2012, of which $28 is realized gains. This resulted in a 2.4% annualized yield for the three month period ended March 31, 2012. Cash and invested assets were $118,490 as at the period ended March 31, 2012 and were $9,391 lower than December 31, 2011, resulting primarily from the payment of claim settlements. This reduction in cash and invested assets is in line with expectations.
Overall, Atlas generated net income of $135 for the three month period ended March 31, 2012. After taking the impact of the liquidation preference of the preferred shares into consideration, the basic and diluted loss per common share in the three month period ended March 31, 2012 was $0.00. This compares to a net loss of $(705) or $(0.05) per common share diluted in three month period ended March 31, 2011 and a loss of $(3,026) or $(0.18) per common share diluted in the three month period ended December 31, 2011.
Book value per common share diluted as at the period ended March 31, 2012 and as at the year ended December 31, 2011 was $2.03, compared to $2.20 as at the period ended March 31, 2011.

II. APPLICATION OF CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

◦	Fair value and impairment of financial assets

◦	Deferred policy acquisition costs recoverability

◦	Reserve for property-liability insurance claims and claims expense estimation

◦	Deferred tax asset valuation
In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to our businesses and operations. It is reasonably likely that changes in these estimates could occur from period to period and result in a material impact on our consolidated financial statements.
A brief summary of each of these critical accounting estimates follows. For a more detailed discussion of the effect of these estimates on our consolidated financial statements, and the judgments and assumptions related to these estimates, see the referenced sections of this document. For a complete summary of our significant accounting policies, see the notes to the consolidated financial statements.
Fair values of financial instruments - Atlas has used the following methods and assumptions in estimating its fair value disclosures:
Fair values for bonds and equity securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or values obtained from independent pricing services through a bank trustee.
Atlas' fixed income portfolio is managed by Asset Allocation Management (“AAM”), an SEC registered investment advisor specializing in the management of insurance company portfolios. Management works directly with AAM to ensure that Atlas benefits from their expertise and also evaluates investments as well as specific positions independently using internal resources. AAM has a team of credit analysts for all investment grade fixed income sectors. The investment process begins with an independent analyst review of each security's credit worthiness using both quantitative tools and qualitative review. At the issuer level, this includes reviews of past financial data, trends in financial stability, projections for the future, reliability of the management team in place, market data (credit spread, equity prices, trends in this data for the issuer and the issuer's industry). Reviews also consider industry trends and the macro-economic environment. This analysis is continuous, integrating new information as it becomes available. In short, Atlas does not rely on rating agency ratings to make investment decisions, but instead with the support of its independent investment advisors, do independent fundamental credit analysis to find the best securities possible. AAM has found that over time this process creates an ability to sell securities prior to rating agency downgrades or to buy securities before upgrades. As of December 31, 2011, this process did not generate any significant difference in the rating assessment between Atlas' review and the rating agencies.
Atlas employs specific control processes to determine the reasonableness of the fair value of its financial assets. These processes are designed to supplement those performed by AAM to ensure that the values received from them are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, Atlas assesses the reasonableness of individual security values which have stale prices or whose changes exceed certain thresholds as compared to previous values received from those AAM or to expected prices. The portfolio is reviewed routinely for transaction volumes, new issuances, any changes in spreads, as well as the overall movement of interest rates along the yield curve to determine if sufficient activity and liquidity exists to provide a credible source for market valuations. When fair value determinations are expected to be more variable, they are validated through reviews by members of management or the Board of Directors who have relevant expertise and who are independent of those charged with executing investment transactions.
Impairment of financial assets - Atlas assesses, on a quarterly basis, whether there is objective evidence that a financial asset or group of financial assets is impaired. An investment is considered impaired when the fair value of the investment is less than its cost or amortized cost. When an investment is impaired, the Company must make a determination as to whether the impairment is other-than-temporary.
Under U.S. GAAP, with respect to an investment in an impaired debt security, other-than temporary impairment (OTTI) occurs if (a) there is intent to sell the debt security, (b) it is more likely than not it will be required to sell the debt security before its anticipated recovery, or (c) it is probable that all amounts due will be unable to be collected such that the entire cost basis of the security will not be recovered. If Atlas intends to sell the debt security, or will more likely than not be required to sell the debt security before the anticipated recovery, a loss in the entire amount of the impairment is reflected in net realized gains (losses) on investments in the consolidated statements of income. If Atlas determines that it is probable it will be unable to collect all amounts and Atlas has no intent to sell the debt security, a credit loss is recognized in net realized gains (losses) on investments in the consolidated statements of income to the extent that the present value of expected cash flows is less than the amortized cost basis; any difference between fair value and the new amortized cost basis (net of the credit loss) is reflected in other comprehensive income (losses), net of applicable income taxes.
Deferred policy acquisition costs - Atlas defers brokers’ commissions, premium taxes and other underwriting and marketing costs directly relating to the successful acquisition of premiums written to the extent they are considered recoverable. These costs are then expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs. Atlas’ deferred policy acquisition costs are reported net of deferred ceding commissions.
Valuation of deferred tax assets - Deferred taxes are recognized using the asset and liability method of accounting. Under this method the future tax consequences attributable to temporary differences in the tax basis of assets, liabilities and items recognized directly in equity and the financial reporting basis of such items are recognized in the financial statements by recording deferred tax liabilities or deferred tax assets.
Deferred tax assets related to the carry-forward of unused tax losses and credits and those arising from temporary differences are recognized only to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.
In assessing the need for a valuation allowance, Atlas considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized or if it is deemed premature to conclude that these assets will be realized in the near future, a valuation allowance is recorded.
Claims liabilities - The provision for unpaid claims represent the estimated liabilities for reported claims, plus those incurred but not yet reported and the related estimated loss adjustment expenses. Unpaid claims expenses are determined using case-basis evaluations and statistical analyses, including insurance industry loss data, and represent estimates of the ultimate cost of all claims incurred. Although considerable variability is inherent in such estimates, management believes that the liability for unpaid claims is adequate. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations and are accounted for as changes in estimates.

III. OPERATING RESULTS
Gross Premium Written
Table 2 Gross premium written by line of business

3 month period ended March 31,	2012	2011	% Change
Commercial automobile	$10,718	$6,609	62.2%
Non-standard automobile	(366)	5,960	(106.1)%
Other	1,402	1,597	(12.2)%
	$11,754	$14,166	(17.0)%
Table 2 above summarizes gross premium written by line of business for the three month periods ended March 31, 2012 and 2011. For the three month period ended March 31, 2012, gross premium written was $11,754 compared to $14,166 in the three month period ended March 31, 2011, and $9,081 in the three month period ended December 31, 2011, representing a 17.0% decrease and 29.4% increase, respectively. The decrease relative to the three month period ended March 31, 2011 is due primarily to the planned exit of the non-standard automobile line of business in 2012. The increase relative to three month period ended December 31, 2011 is the result of Atlas' continued focus on its core lines of business, the expansion into several new states, seasonality, and a generally positive response from both new and existing agents and policyholders to Atlas' value proposition.
Commercial Automobile
The commercial automobile policies we underwrite provide coverage for light weight commercial vehicles typically with the minimum limits prescribed by statute, municipal or other regulatory requirements. The majority of our policy holders are individual owner or small fleet operators. In the three month period ended March 31, 2012, gross premium written from commercial automobile was $10,718, representing a 62.2% increase relative to three month period ended March 31, 2011 and a 150.1% increase compared to three month period ended December 31, 2011. The cessation of non-standard auto written premium allowed Atlas to focus its resources on its core line of business. As a percentage of the insurance subsidiaries’ overall book of business, commercial auto gross premium written represented 91.2% of gross premium written in the three month period ended March 31, 2012 compared to 46.7% during the three month period ended March 31, 2011 and 47.2% in the three month period ended December 31, 2011.
Commercial automobile insurance has outperformed the overall P&C industry in each of the past ten years based on data compiled by the NAIC. Each of the specialty business lines on which Atlas’ strategy is focused is a subset of this historically profitable industry segment.
Because there are a limited number of competitors specializing in these lines of business, management believes a strong value proposition is very important to attract new business and can result in desirable retention levels as policies renew on an annual basis. There are also a relatively limited number of agents who specialize in these lines of business. As a result, strategic agent relationships are important to ensure efficient distribution.
There is a positive correlation between the economy and commercial automobile insurance in general. However, operators of commercial automobiles may be less likely than other business segments within the commercial auto line to take vehicles out of service as their businesses and business reputations rely heavily on availability. With respect to certain business lines such as the taxi line, there are also other factors such as the cost and limited supply of medallions which may discourage a policy holder from taking vehicles out of service in the face of reduced demand for the use of the vehicle.
Maintaining continuous insurance on all vehicles under dispatch is an important aspect of Atlas’ target policyholders’ businesses.
Non-Standard Automobile
Non-standard automobile insurance is principally provided to individuals who do not qualify for standard automobile insurance coverage because of their payment history, driving record, place of residence, age, vehicle type or other factors. Such drivers typically represent higher than normal risks and pay higher insurance rates for comparable coverage.
Consistent with Atlas’ focus on commercial automobile insurance, Atlas has transitioned away from the non-standard auto line in 2012. Atlas ceased renewals of policies of this type in 2011, allowing surplus and resources to be devoted to the expected growth of the commercial automobile business. The negative written premium reflects policies canceled mid-term.
Other
This line of business is primarily comprised of Atlas’ surety business, which is 100% reinsured.

Geographic Concentration
Table 3 Gross premium written by state

3 month period ended March 31,	2012		2011
Illinois	$5,564	47.3%	$10,223	72.2%
Indiana	12	0.1%	1,189	8.4%
Michigan	1,891	16.1%	946	6.7%
New York	1,516	12.9%	801	5.7%
Minnesota	455	3.9%	537	3.8%
Georgia	496	4.2%	—	—%
Virginia	350	3.0%	(34)	-0.2%
Other	1,470	12.5%	504	3.6%
Total	$11,754	100.0%	$14,166	100.0%
As illustrated by the data in Table 3 above, 47.3% of Atlas’ gross premium written three month period ended March 31, 2012 came from the state of Illinois and 76.3% came from the three states currently producing the most year-to-date premium volume (Illinois, New York and Michigan), as compared to 87.2% (Illinois, Indiana, Michigan) in the three month period ended March 31, 2011 and 74.6% (Illinois, Minnesota and Michigan) in the three month period ended December 31, 2011. Further, in the three month period ended March 31, 2012, Atlas made significant inroads in states such as Georgia and Virginia, in which Atlas had very little presence in 2011. Atlas is committed to diversifying geographically by expanding in new areas of the country, leveraging experience, historical data and research. Atlas anticipates its premiums will continue diversifying geographically throughout the year.
The decline of written premium for the three month period ended March 31, 2012 versus the three month period ended March 31, 2011 in Illinois and Indiana is primarily attributable to Atlas’ exiting the non-standard automobile insurance lines. The majority of the 2011 non-standard automobile written premium came from those two states.
Ceded Premium Written
Ceded premium written is equal to premium ceded under the terms of Atlas’ in force reinsurance treaties. Ceded premium written decreased 12.5% to $1,533 for the three month period ended March 31, 2012 compared with $1,751 for the three month period ended March 31, 2011, and decreased 1.0% from $1,549 for three month period ended December 31, 2011. The quarter over quarter decrease is correlated to the reduction of Atlas’ surety gross premium written.
Net Premium Written
Net premium written is equal to gross premium written less the ceded premium written under the terms of Atlas’ in force reinsurance treaties. Net premium written decreased 17.7% to $10,221 for three month period ended March 31, 2012 compared with $12,415 for the three month period ended March 31, 2011 and increased 35.7% versus the three month period ended December 31, 2011. These changes are attributed to the combined effects of the issues cited in the ‘Gross Premium Written’ and ‘Ceded Premium Written’ sections above.
Net Premium Earned
Premiums are earned ratably over the term of the underlying policy. Net premium earned was $8,309 in the three month period ended March 31, 2012, a 5.7% decrease compared with $8,809 in the three month period ended March 31, 2011 and an 8.5% decrease versus the three month period ended December 31, 2011. The decrease in net premiums earned is attributable to the written premium decline related to the transition away from non-standard automobile insurance and other non-core lines of business in early 2012. Policy periods in Atlas’ core lines of business are typically twelve months. Net earned premiums on our core lines were $5,131 in the three month period ended March 31, 2012, a 39.7% increase compared with $3,673 in the three month period ended March 31, 2011 and a 16.8% increase versus the three month period ended December 31, 2011.
Claims Incurred
The loss ratio relating to the claims incurred in the three month period ended March 31, 2012 was 71.0% compared to 78.2% in the three month period ended March 31, 2011 and 92.5% for the three month period ended December 31, 2011. A $1,800 reserve strengthening adjustment made in the fourth quarter 2011 unfavorably impacted the fourth quarter 2011 loss ratio by 19.8%. The change in loss ratios is attributable to the increased composition of commercial auto as a percentage of the total written premium. Atlas has extensive experience and expertise with respect to underwriting and claims management in this specialty area of insurance and expects the loss ratio to continue decreasing. The Company is committed to retain this claim handling expertise as a core competency as the volume of business increases.
Acquisition Costs
Acquisition costs represent commissions and taxes incurred on net premium earned. Acquisition costs were $1,374 in the three month period ended March 31, 2012 or 16.5% of net premium earned, as compared to 20.2% in the three month period ended

March 31, 2011 and 21.5% in the three month period ended December 31, 2011. This ratio has declined due to the shift away from non-standard automobile insurance which carries higher commission rates.
Other Underwriting Expenses
The other underwriting expense ratio was 19.8% in the three month period ended March 31, 2012 compared to 23.2% in the three month period ended March 31, 2011 and 55.7% in the three month period ended December 31, 2011. A settlement charge related to the American Country Pension Plan of $2,544 was within other underwriting expenses in the fourth quarter of 2011, which had a 28.0% unfavorable impact to the other underwriting expense ratio. Atlas incurred additional expenses of approximately $627 in the three month period ended March 31, 2011 that are deemed non-recurring. These items are highlighted in the table below:
Table 4 2011 Non-recurring Expenses

Expense Item	Description	Non-recurring Expense
Licenses, taxes and assessments	Amounts paid in Q1 2011	$198
Professional fees	Legal and Accounting fees	121
Salary and benefits	Q1 staff reduction impacts	174
EDP expense	Decommissioning software expenses previously capitalized	84
Occupancy/Miscellaneous expense	Straight-line lease adjustment	50
Total non-recurring expenses		$627
The above expenses were incurred in connection with the Atlas going public transaction along with related infrastructure changes and unfavorably impacted the other underwriting expense ratio by 7.1% in the three month period ended March 31, 2011.
Net Investment Income
Table 5 Investment Results

3 month period ended March 31,	2012	2011
Average securities at cost (including cash)	$105,012	$160,506
Interest income after expenses	607	999
Percent earned on average investments (annualized)	2.3%	2.5%
Net realized gains	$28	$434
Total investment income	635	1,433
Total realized yield (annualized)	2.4%	3.6%
Investment income (excluding net realized gains) decreased by 39.2% to $607 in the three month period ended March 31, 2012, compared to $999 in the three month period ended March 31, 2011, and decreased by 3.3% from $628 for the three month period ended December 31, 2011. These amounts are primarily comprised of interest income. This decrease correlates with a similar decline in the average securities held. The annualized realized yield on invested assets (including net realized gains of $28) in the three month period ended March 31, 2012 decreased to 2.4% as compared with 3.6% in three month period ended March 31, 2011 and decreased compared to 5.5% for the three month period ended December 31, 2011. This is primarily due to the relative lack of realized gains during the three month period ended March 31, 2012 versus those periods.
Net Realized Investment Gains (Losses)
Net realized investment gains in the three month period ended March 31, 2012 were $28 compared to $434 in the three month period ended March 31, 2011 and $1,389 during the three month period ended December 31, 2011. These gains were the result of management's decision to sell certain securities consistent with the Company's liquidity needs and expected duration of claim payment triangles during favorable market conditions in 2011.
Miscellaneous Income (Loss)
Atlas recorded miscellaneous income in the three month period ended March 31, 2012 of $117 compared to expense of $232 for three month period ended March 31, 2011 and $120 in the three month period ended December 31, 2011. Miscellaneous income in 2012 is primarily comprised of rental income from the corporate headquarters in Elk Grove Village, Illinois.
Combined Ratio
Atlas’ combined ratio for the three month periods ended March 31, 2012 and 2011 are summarized in the table below. The underwriting loss is attributable to the factors described in the ‘Claims Incurred’, ‘Acquisition Costs’, and ‘Other Underwriting Expenses’ sections above.

Table 6 Combined Ratios

3 month period ended March 31,	2012	2011
Net premium earned	$8,310	$8,809
Underwriting expenses *	8,927	10,716
Combined ratio	107.3%	121.6%
*Underwriting expenses are the combination of claims incurred, acquisition costs, and other underwriting expenses
Underwriting expenses in the three month period ended March 31, 2011 included non-recurring expenses incurred of $627 ($414 net of tax) related to the reverse merger transaction costs and restructuring as itemized in Table 4. These non-operating expenses had an unfavorable impact of 7.2% on the Company's combined ratio in the three month period ended March 31, 2011.
The combined ratio for the three month period ended December 31, 2011 was 169.7%, which included non-operating expenses of $2,544 ($1,755 net of tax) upon settlement of the American Country Pension Plan and $1,800 ($1,188 net of tax) fourth quarter reserve strengthening charge related to pre-Atlas periods. Together, these items unfavorably impacted the combined ratio in the three month period ended December 31, 2011 by 47.9%.
Income/Loss before Income Taxes
Atlas generated pre-tax income of $135 in the three month period ended March 31, 2012, compared to a loss before tax of $705 in three month period ended March 31, 2011 and a loss before income taxes of $4,188 in the three month period ended December 31, 2011.
Income Tax Benefit
Atlas recognized no tax expense or benefit in the three month period ended March 31, 2012 and no tax expense or benefit in the three month period ended March 31, 2011. This compares to a tax benefit of $1,163 in the fourth quarter 2011, consistent with operating losses. The following table reconciles tax benefit from applying the statutory U.S. Federal tax rate of 34.0% to the actual percentage of pre-tax losses provided for the three month periods ended March 31, 2012 and 2011:
Table 7 Income tax benefit reconciliation

3 month period ended March 31,	2012		2011
	Amount	%	Amount	%
Expected income tax benefit at statutory rate	$46	34.0%	$(240)	34.0%
Valuation allowance	(48)	(35.5)%	239	(33.9)%
Nondeductible expenses	4	3.0%	—	—%
Other	(2)	(1.5)%	1	(0.1)%
Total	$(0.1)	—%	$—	—%
Upon the transaction forming Atlas on December 31, 2010, a yearly limitation as required by U.S. tax law Section 382 that applies to changes in ownership on the future utilization of Atlas’ net operating loss carry-forwards was calculated. The insurance subsidiaries’ prior parent retained those tax assets previously attributed to the insurance subsidiaries which could not be utilized by Atlas as a result of this limitation. As a result, Atlas’ ability to recognize future tax benefits associated with a portion of its deferred tax assets generated during prior years and the current year have been permanently limited to the amount determined under U.S. tax law Section 382. The result is a maximum expected net deferred tax asset which Atlas has available after the merger which is believed more-likely-than-not to be utilized in the future.
Net Income/Loss and Income/Loss per Common Share
Atlas earned $135 during the three month period ended March 31, 2012 compared to net losses of $705 during the three month period ended March 31, 2011 and losses of $3,026 for the three month period ended December 31, 2011. After taking the impact of the liquidation preference of the preferred shares into consideration, the basic and diluted loss per common share in the three month period ended March 31, 2012 was $0.00 versus a loss per common share of $0.05 in three month period ended March 31, 2011 and a loss per common share of $(0.18) in the three month period ended December 31, 2011.
The $627 in non-recurring expenses incurred had an unfavorable impact of $0.05 on loss per common share in the three month period ended March 31, 2011. Similarly, the combination of the one-time $2,544 ($1,755 net of tax) non-cash charge upon settlement of the American Country Pension Plan and the $1,800 ($1,188 net of tax) fourth quarter reserve strengthening, had an unfavorable impact of $0.18 on loss per common share in the three month period ended December 31, 2011.
There were 18,432,758 weighted average common shares outstanding as at the period ended March 31, 2012 used to compute basic loss per share, and 18,432,758 used to compute diluted loss per share. There were 18,368,483 common shares as at the period ended March 31, 2011 used to compute both basic and dilutive loss per common share, and 18,376,887 common shares used to compute basic and diluted loss per common share for the three month period ended December 31, 2011.

Book Value per Common Share
Book value per common share was $2.03 as at the period ended March 31, 2012, $2.20 as at the period ended March 31, 2011, and $2.03 as at the year ended December 31, 2011.

IV. FINANCIAL CONDITION

Table 8 Consolidated Statements of Financial Condition

($ in thousands, except par values)

	March 31, 2012 (unaudited)	December 31, 2011
Assets
Investments, available for sale
Fixed income securities, at fair value (Amortized cost $106,563 and $101,473)	$108,422	$103,491
Equity securities, at fair value (cost $994)	1,356	1,141
Total Investments	109,778	104,632
Cash and cash equivalents	8,712	23,249
Accrued investment income	839	586
Accounts receivable and other assets (Net of allowance of $4,401 and $4,254)	12,191	9,579
Reinsurance recoverables, net	8,405	8,044
Prepaid reinsurance premiums	2,104	2,214
Deferred policy acquisition costs	2,788	3,020
Deferred tax asset, net	6,756	6,775
Software and office equipment, net	518	440
Assets held for sale	13,634	13,634
Total Assets	$165,725	$172,173

Liabilities
Claims liabilities	$83,902	$91,643
Unearned premiums	17,493	15,691
Due to reinsurers and other insurers	5,273	5,701
Other liabilities and accrued expenses	2,598	2,884
Total Liabilities	$109,267	$115,919

Shareholders’ Equity
Preferred shares, par value per share $0.001, 100,000,000 shares authorized, 18,000,000 shares issued and outstanding at March 31, 2012 and December 31, 2011. Liquidation value $1.00 per share	$18,000	$18,000
Ordinary voting common shares, par value per share $0.001, 800,000,000 shares authorized, 4,628,292 shares issued and outstanding at March 31, 2012 and 4,625,526 at December 31, 2011	4	4
Restricted voting common shares, par value per share $0.001, 100,000,000 shares authorized, 13,804,861 shares issued and outstanding at March 31, 2012 and December 31, 2011	14	14
Additional paid-in capital	152,684	152,652
Retained deficit	(115,706)	(115,841)
Accumulated other comprehensive income, net of tax	1,462	1,425
Total Shareholders’ Equity	$56,458	$56,254
Total Liabilities and Shareholders’ Equity	$165,725	$172,173

Investments
Investments Overview and Strategy
Atlas aligns its securities portfolio to support the liabilities and operating cash needs of the insurance subsidiaries, to preserve capital and to generate investment returns. Atlas invests predominantly in corporate and government bonds with relatively short durations that correlate with the payout patterns of Atlas’ claims liabilities. A third-party investment management firm manages Atlas’ investment portfolio pursuant to the Company’s investment policies and guidelines as approved by its Board of Directors. Atlas monitors the third-party investment manager’s performance and its compliance with both its mandate and Atlas’ investment policies and guidelines.
Atlas’ investment guidelines stress the preservation of capital, market liquidity to support payment of liabilities and the diversification of risk. With respect to fixed income securities, Atlas generally purchases securities with the expectation of holding them to their maturities; however, the securities are available for sale if liquidity needs arise.
Portfolio Composition
Atlas held securities with a fair value of $109,778 as at the period ended March 31, 2012, which was comprised primarily of fixed income securities. The securities held by the insurance subsidiaries must comply with applicable regulations that prescribe the type, quality and concentration of securities. These regulations in the various jurisdictions in which the insurance subsidiaries are domiciled permit investments in government, state, municipal and corporate bonds, preferred and common equities, and other high quality investments, within specified limits and subject to certain qualifications.
The following table summarizes the fair value of the securities portfolio, including cash and cash equivalents, as at the dates indicated.
Table 9 Fair value of securities portfolio

As at March 31, 2012		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed Income:
U.S.	- Government	$43,514	$796	$34	$44,276
	- Corporate	38,446	907	77	39,276
	- Commercial mortgage backed	19,947	221	45	20,123
	- Other asset backed	4,656	97	6	4,747
Total Fixed Income		$106,563	$2,021	$162	$108,422
Equities		994	362	—	1,356
Totals		$107,557	$2,383	$162	$109,778

As at December 31, 2011		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed Income:
U.S.	- Government	$44,835	$911	$—	$45,746
	- Corporate	35,572	825	24	36,373
	- Commercial mortgage backed	17,493	208	—	17,701
	- Other asset backed	3,573	99	1	3,671
Total Fixed Income		$101,473	$2,043	$25	$103,491
Equities		994	147	—	1,141
Totals		$102,467	$2,190	$25	$104,632

Liquidity and Cash Flow Risk
The following table summarizes the fair value by contractual maturities of the fixed income securities portfolio excluding cash and cash equivalents at the dates indicated.
Table 10 Fair value of fixed income securities by contractual maturity date

As at:	March 31, 2012		December 31, 2011
	Amount	%	Amount	%
Due in less than one year	$21,378	19.7%	$29,407	28.4%
Due in one through five years	27,669	25.5%	27,317	26.4%
Due after five through ten years	15,657	14.4%	10,242	9.9%
Due after ten years	43,718	40.4%	36,525	35.3%
Total	$108,422	100.1%	$103,491	100.0%
As at the period ended March 31, 2012, 59.6% of the fixed income securities, including treasury bills, bankers’ acceptances, government bonds and corporate bonds had contractual maturities of five years or less. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. Atlas holds cash and high grade short-term assets which, along with fixed income security maturities, management believes are sufficient for the payment of claims on a timely basis. In the event that additional cash is required to meet obligations to policyholders, Atlas believes that high quality securities portfolio provides us with sufficient liquidity. With a weighted average duration of 3.24 years, changes in interest rates will have a modest market value impact on the Atlas portfolio relative to longer duration portfolios. Atlas can and typically does hold bonds to maturity by matching duration with the anticipated liquidity needs.

Market Risk
Market risk is the risk that Atlas will incur losses due to adverse changes in interest rates, currency exchange rates or equity prices. Having disposed of a majority of its asset backed securities, its primary market risk exposures in the fixed income securities portfolio are to changes in interest rates. Because Atlas’ securities portfolio is comprised of primarily fixed income securities that are usually held to maturity, periodic changes in interest rate levels generally impact its financial results to the extent that the securities in its available for sale portfolio are recorded at market value. During periods of rising interest rates, the market value of the existing fixed income securities will generally decrease and realized gains on fixed income securities will likely be reduced. The reverse is true during periods of declining interest rates.
Credit Risk
Credit risk is defined as the risk of financial loss due to failure of the other party to a financial instrument to discharge an obligation. Atlas is exposed to credit risk principally through its investments and balances receivable from policyholders and reinsurers. It monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. government bonds) as well as through ongoing review of the credit ratings of issuers in the securities portfolio. Credit exposure to any one individual policyholder is not material. The Company's policies, however, are distributed by agents who may manage cash collection on its behalf pursuant to the terms of their agency agreement. Atlas has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurers’ insolvency.
The following table summarizes the composition of the fair value of the fixed income securities portfolio, excluding cash and cash equivalents, as of the dates indicated, by ratings assigned by Fitch, S&P or Moody’s Investors Service. The fixed income securities portfolio consists of predominantly very high quality securities in corporate and government bonds with 94.1% rated ‘A’ or better as at the period ended March 31, 2012 compared to 95.3% as at the year ended December 31, 2011.
Table 11 Credit ratings of fixed income securities portfolio

As at:	March 31, 2012		December 31, 2011
	Amount	% of Total	Amount	% of Total
AAA/Aaa	$58,151	53.6%	$54,717	52.9%
AA/Aa	19,488	18.0%	21,567	20.8%
A/A	24,381	22.5%	22,380	21.6%
BBB/Baa	6,402	5.9%	4,827	4.7%
Total Securities	$108,422	100.0%	$103,491	100.0%
Other-than-temporary impairment
Atlas recognizes losses on securities for which a decline in market value was deemed to be other-than-temporary. Management performs a quarterly analysis of the securities holdings to determine if declines in market value are other-than-temporary. Atlas did not recognize charges for securities impairments that were considered other-than-temporary for the three month period ended March 31, 2012, the three month period ended March 31, 2011 or the three month period ended December 31, 2011.
The length of time securities may be held in an unrealized loss position may vary based on the opinion of the appointed investment manager and their respective analyses related to valuation and to the various credit risks that may prevent us from recapturing the principal investment. In cases of securities with a maturity date where the appointed investment manager determines that there is little or no risk of default prior to the maturity of a holding, Atlas would elect to hold the security in an unrealized loss position until the price recovers or the security matures. In situations where facts emerge that might increase the risk associated with recapture of principal, Atlas may elect to sell securities at a loss. Atlas had no material gross unrealized losses in its portfolio as at the period ended March 31, 2012, as at the period ended March 31, 2011, or as at the year ended December 31, 2011.
Estimated impact of changes in interest rates and securities prices
For Atlas’ available-for-sale fixed income securities held as at the period ended March 31, 2012, a 100 basis point increase in interest rates on such held fixed income securities would have increased net investment income and income before taxes by approximately $533. Conversely, a 100 basis point decrease in interest rates on such held fixed income securities would decrease net investment income and income before taxes by $533.
A 100 basis point increase would have also decreased other comprehensive income by approximately $3,901 due to “mark-to-market” requirement; however, holding investments to maturity would mitigate this impact. Conversely, a 100 basis point decrease would increase other comprehensive income by the same amount. The impacts described here are approximately linear to the change in interest rates.

Due from Reinsurers and Other Insurers
Atlas purchases reinsurance from third parties in order to reduce its liability on individual risks and its exposure to large losses. Reinsurance is insurance purchased by one insurance company from another for part of the risk originally underwritten by the purchasing (ceding) insurance company. The practice of ceding insurance to reinsurers allows an insurance company to reduce its exposure to loss by size, geographic area, and type of risk or on a particular policy. An effect of ceding insurance is to permit an insurance company to write additional insurance for risks in greater number or in larger amounts than it would otherwise insure independently, having regard to its statutory capital, risk tolerance and other factors.
Atlas generally purchases reinsurance to limit net exposure to a maximum amount on any one loss of $500 with respect to commercial automobile liability claims. Atlas also purchases reinsurance to protect against awards in excess of its policy limits. Atlas continually evaluates and adjusts its reinsurance needs based on business volume, mix, and supply levels.
Reinsurance ceded does not relieve Atlas of its ultimate liability to its insured in the event that any reinsurer is unable to meet their obligations under its reinsurance contracts. Therefore, Atlas enters into reinsurance contracts with only those reinsurers deemed to have sufficient financial resources to provide the requested coverage. Reinsurance treaties are generally subject to cancellation by the reinsurers or Atlas on the anniversary date and are subject to renegotiation annually. Atlas regularly evaluates the financial condition of its reinsurers and monitors the concentrations of credit risk to minimize its exposure to significant losses as a result of the insolvency of a reinsurer. Atlas believes that the amounts it has recorded as reinsurance recoverables are appropriately established. Estimating amounts of reinsurance recoverables, however, is subject to various uncertainties and the amounts ultimately recoverable may vary from amounts currently recorded. Atlas had $8,405 recoverable from third party reinsurers (exclusive of amounts prepaid) and other insurers as at the period ended March 31, 2012 as compared to $8,044 as at the year ended December 31, 2011.
Estimating amounts of reinsurance recoverables is also impacted by the uncertainties involved in the establishment of provisions for unpaid claims. As underlying reserves potentially develop, the amounts ultimately recoverable may vary from amounts currently recorded. Atlas’ reinsurance recoverables are generally unsecured. Atlas regularly evaluates its reinsurers, and the respective amounts recoverable, and an allowance for uncollectible reinsurance is provided for, if needed.
Atlas’ largest reinsurance partners are Great American Insurance Company (“Great American”), a subsidiary of American Financial Group, Inc. and Gen Re, a subsidiary of Berkshire Hathaway, Inc. Great American has a financial strength rating of A+ from Standard & Poor’s, while Gen Re has a financial strength rating of Aa1 from Moody’s.
Deferred Tax Asset
Table 12 Components of Deferred Tax

As at period ended:	March 31, 2012	December 31, 2011
Deferred tax assets:
Unpaid claims and unearned premiums	$2,973	$3,004
Loss carry-forwards	15,465	15,558
Bad debts	1,302	1,297
Other	1,365	1,338
Valuation Allowance	(12,314)	(12,361)
Total gross deferred tax assets	$8,791	$8,836

Deferred tax liabilities:
Investment securities	$759	$740
Deferred policy acquisition costs	948	1,027
Other	328	294
Total gross deferred tax liabilities	$2,035	$2,061
Net deferred tax assets	$6,756	$6,775
Atlas established a valuation allowance of approximately $12,314 and $12,361 for its gross future deferred tax assets as at the period ended March 31, 2012 and as at the year ended December 31, 2011, respectively.
Based on Atlas’ expectations of future taxable income, as well as the reversal of gross future deferred tax liabilities, management believes it is more likely than not that Atlas will fully realize the net future tax assets, with the exception of the aforementioned valuation allowance. Atlas has therefore established the valuation allowance as a result of the potential inability to utilize a portion of its net operation losses in the U.S. which are subject to a yearly limitation. The uncertainty over the Company’s ability to utilize a portion of these losses over the short term has led to the recording of a valuation allowance.

Atlas has the following total net operating loss carry-forwards as at the period ended March 31, 2012:
Table 13 Net operating loss carry-forward by expiry

Year of Occurrence	Year of Expiration	Amount
2001	2021	$14,605
2002	2022	4,317
2006	2026	7,825
2007	2027	5,131
2008	2028	1,949
2009	2029	1,949
2010	2030	1,949
2011	2031	7,762
Total		$45,487
Assets Held for Sale
As at March 31, 2012 and December 31, 2011, Atlas had three properties held for sale with an aggregate carrying value of $13,634, including its headquarters building in Elk Grove Village, Illinois.
On May 22, 2012, we closed the sale of the headquarters building to 150 Northwest Point, LLC, a Delaware limited liability company. The total sales price of the property, which was paid in cash, amounted to $13,975, less closing costs and related expenses of approximately $633. In connection with the sale, the Company also wrote down an accrual of approximately $792 held for real-estate taxes. Approximately $830 of the sales price was held in escrow for real-estate taxes.
There is no material relationship between the buyer of the property and Atlas or any of its affiliates, directors or officers. Cash proceeds from the transaction, net of the funds held in escrow for real-estate taxes, were approximately $12,366 and will be used to support plans for future growth. Including the benefit of the real-estate tax escrow write down, combined cash and non-cash proceeds from the transaction was $13,158.
The other two properties, which are still for sale, and listed for amounts greater than carried values, are located in Alabama. Both were assets of Southern United Fire Insurance Company, which was merged into American Service in February 2010.
Claims Liabilities
The table below shows the amounts of total case reserves and incurred but not reported (“IBNR”) claims provision as at the period ended March 31, 2012 and as at the year ended December 31, 2011. The provision for unpaid claims decreased by 8.4% to $83,902 as at the period ended March 31, 2012 compared to $91,643 as at the year ended December 31, 2011. During the three month period ended March 31, 2012, case reserves decreased by 2.7% compared to December 31, 2011, while IBNR reserves decreased by 22.0% generally due to the reporting of claims related to prior accident years and case reserve changes, which are consistent with management’s expectations.
Table 14 Provision for unpaid claims by type - gross

As at:	March 31, 2012	December 31, 2011	QTD% Change
Case reserves	$62,544	$64,276	(2.7)%
IBNR	21,358	27,367	(22.0)%
Total	$83,902	$91,643	(8.4)%
Table 15 Provision for unpaid claims by line of business – gross

As at:	March 31, 2012	December 31, 2011	QTD% Change
Non-standard auto	$15,656	$18,175	(13.9)%
Commercial auto	59,482	64,881	(8.3)%
Other	8,764	8,587	2.1%
Total	$83,902	$91,643	(8.4)%
Table 16 Provision for unpaid claims by line of business - net of reinsurance recoverables

As at year ended December 31,	March 31, 2012	December 31, 2011	QTD% Change
Non-standard Auto	$15,656	$18,175	(13.9)%
Commercial Auto	57,108	62,497	(8.6)%
Other	3,057	3,146	(2.8)%
Total	$75,821	$83,818	(9.5)%

The reduction of the provision for unpaid claims is consistent with the change in written premium in prior years. However, because the establishment of reserves is an inherently uncertain process involving estimates, current provisions may not be sufficient. Adjustments to reserves, both positive and negative, are reflected quarterly in the statement of income as estimates are updated.
The financial statements are presented on a calendar year basis for all data. Claims payments and changes in reserves, however, may be made on accidents that occurred in prior years, not on business that is currently insured. Calendar year losses consist of payments and reserve changes that have been recorded in the financial statements during the applicable reporting period, without regard to the period in which the accident occurred. Calendar year results do not change after the end of the applicable reporting period, even as new claim information develops. Calendar year information is presented in Note 9 to the unaudited condensed consolidated financial statements and shows the claims activity and impact on income for changes in estimates of unpaid claims. Accident year losses consist of payments and reserve changes that are assigned to the period in which the accident occurred. Accident year results will change over time as the estimates of losses change due to payments and reserve changes for all accidents that occurred during that period.
Due to Reinsurers
The decrease in due to reinsurers is consistent with the payout patterns of the underlying claims liabilities.
Off-balance sheet arrangements
Atlas has no material off-balance sheet arrangements.
Shareholders’ Equity
The table below identifies changes in shareholders’ equity for the three month periods ended March 31, 2012 and 2011:
Table 17 Changes in Shareholders' Equity

	Preferred Shares	Ordinary Voting Common Shares	Restricted Voting Common Shares	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (loss)	Total
Balance December 31, 2011	$18,000	$4	$14	$152,652	$(115,841)	$1,425	$56,254
Net income					135		135
Other Comprehensive Income						37	37
Share-based compensation				28			28
Stock options exercised				4			4
Balance March 31, 2012	$18,000	$4	$14	$152,684	$(115,706)	$1,462	$56,458

Balance December 31, 2010	$18,000	$4	$14	$152,466	$(113,371)	$3,056	$60,169
Net loss					(705)		(705)
Other comprehensive loss						(916)	(916)
Share-based compensation				28			28
Stock options exercised				16			16
Balance March 31, 2011	$18,000	$4	$14	$152,510	$(114,076)	$2,140	$58,592
As of May 1, 2012, there are 4,628,292 ordinary voting common shares, 13,804,861 restricted voting common shares and 18,000,000 preferred shares issued and outstanding.
The restricted voting common shares are convertible into ordinary voting common shares at the option of the holder in the event that an offer is made to purchase all or substantially all of the restricted voting common shares.
The holders of restricted voting shares are entitled to vote at all meetings of shareholders, except at meetings of holders of a specific class that are entitled to vote separately as a class. The restricted voting common shares as a class shall not carry more than 30% of the aggregate votes eligible to be voted at a general meeting of common shareholders.
All of the issued and outstanding restricted voting common shares are beneficially owned or controlled by Kingsway, or its affiliated entities. In the event that such shares ceased to be beneficially owned or controlled by Kingsway, the restricted voting common shares shall be converted into fully paid and non-assessable ordinary voting shares on a one-to-one basis.
Preferred shares are not entitled to vote and are beneficially owned or controlled by Kingsway. They accrue dividends on a cumulative basis whether or not declared by the Board of Directors at the rate of $0.045 per share per year (4.5%) and may be paid in cash or in additional preferred shares at the option of Atlas. Upon liquidation, dissolution or winding-up of Atlas, holders of preferred shares receive the greater of $1.00 per share plus all declared and unpaid dividends or the amount they would receive in liquidation if the preferred shares had been converted to restricted voting common shares or ordinary voting common shares immediately prior to liquidation. Preferred shares are convertible into ordinary voting common shares at the option of the holder at any date that is after December 31, 2015, the fifth year after issuance at the rate of 0.3808 ordinary voting common shares for each preferred share. The conversion rate is subject to change if the number of ordinary voting common shares or restricted voting common shares changes. The preferred shares are redeemable at the option of Atlas at a price of US$1.00 per share plus accrued and unpaid dividends commencing at the earlier of December 31, 2012, two years from issuance date, or the date at which Kingsway's beneficial interest is less than 10%.
The cumulative amount of dividends to which the preferred shareholders are entitled upon liquidation or sooner, if Atlas declares dividends, is $1,010 as at the period ended March 31, 2012. The accumulation of these dividends has an unfavorable impact on book value per share of $0.06 as at the period ended March 31, 2012 and an unfavorable impact to earnings per share of $0.01 for the three month period ended March 31, 2012.
Liquidity and Capital Resources
The purpose of liquidity management is to ensure there is sufficient cash to meet all financial commitments and obligations as they become due. The liquidity requirements of Atlas’ business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for payment of claims and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements.
As a holding company, Atlas may derive cash from its subsidiaries generally in the form of dividends and in the future may charge management fees to the extent allowed by statute or other regulatory approval requirements to meet its obligations. The insurance subsidiaries fund their obligations primarily through premium and investment income and maturities in their securities portfolio. Refer also to the discussion “Investments Overview and Strategy." The insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, payment of dividends. In the event that dividends and management fees available to the holding company are inadequate to service its obligations, the holding company would need to raise capital, sell assets or incur debt obligations. As at March 31, 2012, Atlas did not have any outstanding debt, and therefore, no near term debt service obligations.
Atlas currently has no material commitments for capital expenditures.
Capital Requirements
In the United States, a RBC formula is used by the NAIC to identify P&C insurance companies that may not be adequately capitalized. The NAIC requires capital and surplus not fall below 200% of the authorized control level. As of December 31, 2011 (when the last annual calculation was performed), the insurance subsidiaries are well above the required risk based capital levels, with risk based capital ratios based on the unaudited statutory financial statements of 592.5% and 803.4% for American Country and American Service, respectively, and have estimated aggregate capital in excess of the 200% level of approximately $36,402.

Item 3. Properties
(All amounts listed below in thousands of US dollars)
Atlas' corporate headquarters is located in Elk Grove Village, Illinois. It consists of one office building totaling 176,844 net rentable square feet of office space on 7.2 acres. Atlas occupies one floor of the building and rents some of the remaining space.
On May 22, 2012, we closed the sale of the headquarters building to 150 Northwest Point, LLC, a Delaware limited liability company. The total sales price of the property, which was paid in cash, amounted to $13,975, less closing costs and related expenses of approximately $633. In connection with the sale, the Company also wrote down an accrual of approximately $792 held for real-estate taxes. Approximately $830 of the sales price was held in escrow for real-estate taxes.
There is no material relationship between the buyer of the property and Atlas or any of its affiliates, directors or officers. Cash proceeds from the transaction, net of the funds held in escrow for real-estate taxes, were approximately $12,366 and will be used to support plans for future growth. Including the benefit of the real-estate tax escrow write down, combined cash and non-cash proceeds from the transaction was $13,158.
We also own approximately 50 acres of vacant land in Alabama which was transferred to Atlas from Southern United. It is also currently held for sale.

Item 4. Security Ownership of Certain Beneficial Owners and Management
Information regarding security ownership of certain beneficial owners and management is incorporated in this Item 4 by reference to the sections of the Proxy Statement with the following captions:

•	Security Ownership of Directors & Executive Officers

•	Security Ownership of Certain Beneficial Owners

The following table includes information as of March 31, 2012 with respect to Atlas' equity compensation plans:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants & rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,385,351 [1]	C$1.99	1,404,780 [2]
1 Summation of 401,849 shares outstanding under the March 18, 2010 and January 18, 2011 equity compensation plans and 3,983,502 shares related to the outstanding warrants.
2 Equal to the remainder allowable according to the 2011 Equity Incentive Plan (10% of issued and outstanding ordinary voting common shares)

ITEM 5.   Directors, Executive Officers and Corporate Governance
Executive Officers

Name	Age	Position
Scott D. Wollney	43	Chief Executive Officer
Paul A. Romano	50	Chief Financial Officer
Bruce W. Giles	52	Vice President, Underwriting
Joseph A. Shugrue	48	Vice President, Claims
Leslie A. DiMaggio	43	Vice President, Operations

Scott Wollney was President and Chief Executive Officer of KAI since July 2009, prior to which he was the President and Chief Executive Officer of Lincoln General Insurance Company (a subsidiary of KAI) from May 2008 to March 2009. From January 1998 to may 2008, he was President of Avalon Risk Management, Inc.
Paul Romano was previously Vice President and Chief Financial officer of American Country from 2002 to September 2008. He was also Vice President and Treasurer of KAI since March 2010, prior to which he was the Vice President Data Management of Lincoln General Insurance Company from October 2008 to March 2009.
Bruce Giles was previously Assistant Vice President of Commercial Underwriting for KAI, prior to which he held various positions with KAI from December 2003 to June 2010. From 2000 to 2003, he held various positions with Allstate Insurance Group.
Joseph Shugrue was the Vice President Claims of KAI since March 2004.
Leslie DiMaggio was previously the Vice President, Information Technology for KFSI from November 2008 to June 2010, prior to which she was the President, CEO and COO of Southern United Fire Insurance Company from April 2007 to November 2008. From 2000 until 2008, she held various other executive positions at KAI.
All of the above officers were employed by Atlas in the positions noted above on the date of its formation, December 31, 2010.
Information regarding directors of Atlas Financial Holdings, Inc standing for election at the 2012 annual shareholders’ meeting is incorporated in this Item 5 by reference to the descriptions in the 2012 proxy statement of the company which was filed with the SEC on April 23, 2012 pursuant to Regulation 14A (the "Proxy Statement") under the captions “Management Proposals to be Voted On – Proposal 1. Election of Directors.”
Information regarding our audit committee is incorporated in this Item 5 by reference to the first paragraph of the discussion under the captions “Corporate Governance Practices and Code of Ethics – Audit Committee” in the Proxy Statement.
Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated in this item 10 by reference to “Section 16(a) Beneficial Ownership Reporting Compliance” in the Proxy Statement.
We have adopted a code of ethics that applies to all our directors, officers and employees. This code is publicly available on our website at www.atlas-fin.com. Amendments to the code of ethics and any grant of a waiver from a provision of the code requiring disclosure under applicable SEC rules will be disclosed on our website.
ITEM 6.  Executive Compensation
The information required by this Item will be included under the section entitled “Executive Compensation” in the Proxy Statement, which information is incorporated by reference to this Form 10.
ITEM 7. Certain Relationships and Related Transactions, and Director Independence
Information required for Item 7 is incorporated by reference to the material in the Proxy Statement under the captions “Related Person Transactions” and “Corporate Governance Practices and Code of Ethics – Determinations of Independence of Nominees for Election.”
ITEM 8. Legal Proceedings
In connection with its operations, the Company and its insurance subsidiaries are, from time to time, named as defendants in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, such actions have generally been resolved with minimal damages or expense in excess of amounts provided and the Company does not believe that it will incur any significant additional loss or expense in connection with such actions.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
As of May 24, 2012, there were 100 shareholders of record of Atlas ordinary voting common shares, of which 4,628,292 were issued and outstanding. Atlas ordinary voting common shares have been exclusively listed on the TSX Venture Exchange (“TSXV”) under the symbol “AFH” since January 6, 2011.
Set forth below are the high and low listing prices of the ordinary common shares during the four quarters of 2011 and first quarter of 2012 per the TSXV (in Canadian dollars):
Summary of Share Prices

	High	Low
First Quarter 2011	$2.00	$1.60
Second Quarter 2011	$2.00	$1.48
Third Quarter 2011	$1.90	$1.25
Fourth Quarter 2011	$2.03	$1.10
First Quarter 2012	$2.00	$1.25
During 2011 or 2012, Atlas did not repurchase any of its equity securities. Atlas also did not pay any dividends during 2011or 2012 and has no current plans to pay dividends to its common shareholders. The cumulative amount of dividends to which the preferred shareholders are entitled upon liquidation (or sooner, if Atlas declares dividends), is $1.01 million as of March 31, 2012.

Item 10. Recent Sales of Unregistered Securities
As noted in Item 1 above, Atlas was formed on December 31, 2010 through a business combination structured as a reverse triangular merger (the “merger”) amongst:
(a) JJR VI, a Canadian capital pool company, sponsored by JJR Capital, a Toronto based merchant bank,
(b) American Acquisition, KAI, a subsidiary of KFSI, and
(c) Atlas Acquisition Corp, a Delaware corporation formed by JJR VI, a wholly-owned subsidiary of JJR VI.
Pursuant to the merger, Atlas Acquisition Corp. (a wholly-owned subsidiary of JJR VI) merged with and into American Acquisition and American Acquisition as the surviving company became a wholly-owned subsidiary of JJR VI.  The merger constituted the "Qualifying Transaction” for JJR VI pursuant to TSXV policies.  Prior to closing, JJR VI was continued under the laws of the Cayman Islands and was renamed Atlas Financial Holdings, Inc. on closing of the merger.

Prior to the merger KAI transferred 100% of the capital stock of its insurance subsidiaries, American Service and American Country to American Acquisition in exchange for $35.1 million of American Acquisition common shares, $18.0 million of American Acquisition preferred shares and promissory notes aggregating C$7.9 million payable by American Acquisition.  In addition, American Acquisition raised C$7,967,000 through a private placement offering of 3,983,502 subscription receipts to qualified investors at a price of C$2.00 per subscription receipt (the "Private Placement").
In the merger, KAI received 13,804,861 restricted voting common shares valued at $27,760,000, along with 18,000,000 non-voting preferred shares valued at $18,000,000 and C$7,967,000 cash in exchange for 100% of the outstanding shares of American Acquisition and full payment of the promissory notes. Investors in the American Acquisition Private Placement received 3,983,502 ordinary voting common shares plus warrants to purchase one ordinary voting common share for each subscription receipt at C$2.00 at any time until December 31, 2013. JJR VI common shares held by former shareholders of JJR VI were consolidated on the basis of one post-consolidation JJR VI common share for every 10 pre-consolidation JJR VI common shares. The post-consolidation JJR VI common shares were then exchanged on a one-for-one basis for ordinary voting common shares of Atlas.
Options:
On March 18, 2010, JJR VI issued options to purchase 250,000 common shares to the agent that assisted JJR VI in raising capital (the “IPO agent”) and options to purchase 1,070,000 shares to directors. All of the options were vested at the date of grant. Options to purchase 214,000 shares held by directors expired before the merger as a result of a director resignation. All outstanding JJR VI options were exchanged for Atlas options without modification on the basis of 1 Atlas option for each 10 JJR VI options and the exercise price was changed from C$0.10 to C$1.00, which was on the same basis as the JJR VI exchange ratio for shares, and thus did not represent any additional value or related expense. This resulted in 25,000 and 85,600 Atlas options for the agent and former JJR VI directors, respectively, outstanding after the merger. In total, 72,024 of these options were exercised in 2011. The options granted on March 18, 2010 have an aggregate intrinsic value of $39, as of December 31, 2011. On January 6, 2011, Atlas adopted a stock option plan in order to advance the interests of Atlas by providing incentives to eligible persons defined in the plan. The maximum number of ordinary voting common shares reserved for issuance under the plan together with all other security based plans is equal to 10% of issued and outstanding ordinary voting common shares at the date of grant.
The exercise price of options granted under the plan cannot be less than the volume weighted average trading price of Atlas' ordinary voting common shares for the five preceding trading days. Options generally vest over a three year period and expire ten years from grant date. On January 18, 2011, Atlas granted options to purchase 369,749 ordinary shares of Atlas stock to officers and directors at an exercise price of C$2.00 per share. The options vest 25% at date of grant and 25% on each of the next three anniversary dates and expire on January 18, 2021. The weighted average grant date fair value of the options is $1.24 per share. As of March 31, 2012 the options had no aggregate intrinsic value.
Warrants:
Pursuant to the Private Placement, 3,983,502 warrants to purchase one ordinary voting common share per warrant. All the warrants were still outstanding at March 31, 2012 and expire on December 31, 2013.

Item 11. Description of Registrant's Securities to be Registered.

Ordinary voting shares
Voting Rights
The holders of Atlas' ordinary voting shares are entitled to receive notice of, and to attend, speak and vote at all meetings of shareholders, except those at which holders of a specific class are entitled to vote separately as a class. Ordinary voting shares will carry one vote per share held.
Dividends
Subject to the rights, privileges, restrictions and conditions attached to any other classes of Atlas' shares ranking prior to the ordinary voting shares, the holders of ordinary voting shares are entitled to receive any dividends that are declared by the board of directors of Atlas at the times and for the amounts that the board of directors of Atlas may, from time‑to‑time, determine. The ordinary voting shares rank equally with the restricted voting shares as to dividends on a share-for-share basis and all dividends declared shall be declared in equal or equivalent amounts per share on all ordinary voting shares and restricted voting shares, without preference or distinction.
Rights in the Case of Liquidation, Winding-Up or Dissolution
Subject to the rights, privileges, restrictions and conditions attached to the other classes of Atlas' shares ranking prior to the ordinary voting shares, in the case of liquidation, dissolution or winding-up of Atlas or other distribution of Atlas' assets among its shareholders for the purpose of winding up its affairs, the holders of ordinary voting shares shall be entitled to receive Atlas' remaining property and shall be entitled to share equally with the holders of Atlas' restricted voting shares, share-for-share, in all distributions of such assets.
Subdivision or Consolidation
No subdivision or consolidation of the ordinary voting shares shall occur unless, simultaneously, the restricted voting shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
Conversion
In the event that an offer is made to purchase Atlas' restricted voting shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the restricted voting shares are then listed, to be made to all or substantially all of the holders of the restricted voting shares, each ordinary voting share shall become convertible at the option of the holder into one restricted voting share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of ordinary voting shares for the purpose of depositing the resulting restricted voting shares pursuant to the offer and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for ordinary voting shares notwithstanding their conversion. Atlas' registrar and transfer agent shall deposit the resulting restricted voting shares on behalf of the holder.
Should the restricted voting shares issued upon conversion and tendered in response to the offer be withdrawn by the holders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the restricted voting shares resulting from the conversion shall be automatically reconverted, without further act on the part of Atlas or the holder, to ordinary voting shares.
The ordinary voting shares may not be converted into restricted voting shares, or vice versa, other than in accordance with the conversion procedure set out in Atlas' articles.
Restricted Voting Shares
Voting Rights
Each restricted voting share entitles the holder to receive notice of, to attend, speak and vote at all meetings of shareholders, except those at which holders of a specific class are entitled to vote separately as a class. restricted voting shares will carry one vote per share held, except where the number of outstanding restricted voting shares exceeds 30% of the total number of all issued and outstanding Atlas voting shares. If the foregoing threshold is surpassed at any time, the votes attached to each restricted voting share will decrease automatically without further act or formality to equal the maximum permitted vote per restricted voting share such that the restricted voting shares as a class shall not carry more than 30% of the total voting rights attached to the aggregate outstanding Atlas voting shares.
Dividends
Subject to the rights, privileges, restrictions and conditions attached to any other class of Atlas' shares ranking prior to the restricted voting shares, the holders of restricted voting shares are entitled to receive any dividends that are declared by the board of directors of Atlas at the times and for the amounts that the board of directors of Atlas may, from time‑to‑time, determine. The restricted voting shares shall rank equally with Atlas' ordinary voting shares as to dividends on a share-for-share basis and all dividends shall be declared in equal or equivalent amounts per share on all ordinary voting shares and restricted voting shares without preference or distinction.
Rights in the Case of Liquidation, Winding-Up or Dissolution
Subject to the rights, privileges, restrictions and conditions attached to the other classes of Atlas' shares ranking prior to the restricted voting shares, in the case of liquidation, dissolution or winding-up of Atlas or other distribution of Atlas' assets among its shareholders for the purpose of winding up its affairs, the holders of restricted voting shares shall be entitled to receive Atlas' remaining property and shall be entitled to share equally with the holders of ordinary voting shares, share-for-share, in all distributions of such assets.
Subdivision or Consolidation
No subdivision or consolidation of the restricted voting shares shall occur unless, simultaneously, the ordinary voting shares are subdivided or consolidated in the same manner, so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.
Conversion
Upon the disposition of any restricted voting share such that the restricted voting share ceases to be beneficially owned or controlled, directly or indirectly, by KFSI or KAI (and, for this purpose, such restricted voting share is also not held, directly or indirectly, by a partnership, corporation or other entity in which KFSI or KAI holds, directly or indirectly, ten percent (10%) or more of the capital, profits, value or voting interests), such restricted voting shares shall be mandatorily converted into fully paid and non‑assessable ordinary voting shares with each restricted voting share converting into one (1) ordinary voting share of Atlas.

In the event that an offer is made to purchase ordinary voting shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the ordinary voting shares are then listed, to be made to all or substantially all of the holders of ordinary voting shares, each restricted voting share shall become convertible at the option of the holder into one ordinary voting share of Atlas at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of restricted voting shares for the purpose of depositing the ordinary voting shares pursuant to the offer and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for restricted voting shares notwithstanding their conversion. Atlas' registrar and transfer agent shall deposit the ordinary voting shares on behalf of the holder.
Should the ordinary voting shares issued upon conversion and tendered in response to the offer be withdrawn by the holders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the ordinary voting shares resulting from the conversion shall be automatically reconverted, without further act on the part of Atlas or the holder, into restricted voting shares.
The restricted voting shares may not be converted into ordinary voting shares, or vice versa, other than in accordance with the conversion procedure set out in Atlas' articles.
Preferred shares of Atlas
Voting Rights
Except as otherwise required under applicable law, the holders of preferred shares of Atlas shall not be entitled to vote.
Rank stock of Atlas, including distribution of the assets of Atlas upon liquidation, the preferred shares shall be prior and superior to the ordinary voting shares and the restricted voting shares and no dividend shall be declared and paid on the ordinary voting shares or the restricted voting shares unless an equivalent dividend is declared and paid on the preferred shares.
Dividends
Dividends on the preferred shares shall accrue on a daily basis at the prorated annual rate of $0.045 per preferred share and shall be cumulative. The holders of preferred shares shall be entitled to receive dividends or distributions, when and as declared by the board of directors of Atlas. Atlas may elect to pay dividends on the preferred shares to each of preferred shares pro rata in additional preferred shares with a value equal to the amount of the dividends, provided to the extent Atlas does not pay a dividend on the preferred shares in cash or in additional shares, the dividend shall accrue and accumulate compounded yearly whether or not such dividend was declared. No dividends shall be paid on any ordinary voting shares or restricted voting shares until dividends on the preferred shares shall have been paid or declared and set apart. The holders of the preferred shares will be entitled to the greater of the dividend on the ordinary voting shares (on an as converted basis) and the preferred shares in that fiscal year.
Liquidation Preference
Upon any liquidation, dissolution, or winding up of Atlas, whether voluntary or involuntary (a “Liquidation”), before any distribution or payment shall be made to any of the holders of Atlas Ordinary Voting Common Shares or restricted voting shares, the holders of preferred shares shall be entitled to receive out of the assets of Atlas, an amount in cash or kind for each preferred share equal to the greater of (i) US$1.00 per preferred share (as such amount shall be appropriately adjusted to take into account stock splits, stock dividends and similar events) plus all declared and unpaid dividends thereon and (ii) the amount it would receive in the Liquidation if the preferred share had been converted to restricted voting shares or ordinary voting shares, as applicable, immediately prior to the Liquidation (the “Liquidation Amount”).
If, upon any Liquidation, the assets of Atlas shall be insufficient to pay the Liquidation Amount, then the net assets of Atlas shall be distributed among the holders of the preferred shares rateably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value, or both, at the election of the board of directors of Atlas.
After payment in full of the Liquidation Amount, including without limitation all declared and unpaid dividends on the preferred shares, the assets of Atlas legally available for distribution, if any, shall be distributed ratably to the holders of ordinary voting shares and the restricted voting shares.
Conversion
Each preferred share shall be convertible, at the option of the holder thereof, at any time or from time‑to‑time after the date that is the fifth (5th) anniversary of the issuance date of such share, at the office of Atlas or any transfer agent for the preferred shares, into such number of fully paid and non‑assessable shares of ordinary voting shares as is determined by multiplying the number of the preferred shares by the “Conversion Factor” at the time in effect for such share. The initial Conversion Factor per share per preferred share shall be equal to 0.3808; provided, however, that such Conversion Factor shall be subject to adjustment as provided in Atlas' articles. Notwithstanding the foregoing, upon the disposition of a preferred share such that the preferred share ceases to be beneficially owned and controlled by KFSI or KAI (and, for this purpose, such preferred share is also not held, directly or indirectly, by a partnership, corporation or other entity in which KFSI or KAI holds, directly or indirectly, ten percent (10%) or more of the capital, profits, value or voting interests) such preferred share shall be convertible into ordinary voting shares rather than restricted voting shares.
Adjustments
The Conversion Factor of the preferred shares shall be subject to adjustment as provided in the articles of Atlas.
Optional Redemption
Atlas may redeem all or any of the outstanding preferred shares at any time or times at a redemption price equal to US$1.00 per share, payable in cash plus all accrued and unpaid dividends calculated to the redemption date, whether or not such dividends have been declared, commencing on the earlier of (i) two years after their date of issuance and (ii) the date the preferred share is transferred to a party such that the preferred share ceases to be beneficially owned or controlled directly or indirectly by KFSI or KAI (and, for this purpose, such preferred share is also not held directly or indirectly by a partnership, corporation or other entity in which KFSI or KAI holds, directly or indirectly, ten percent (10%) or more of the capital, profits, value or voting interests). Atlas shall give at least sixty (60) days prior written notice to each holder whose preferred shares are to be so redeemed. In the event that less than all of the outstanding preferred shares are to be redeemed, unless otherwise agreed to by the holders of 100% of the then outstanding preferred shares in writing, Atlas shall select those shares to be redeemed from each holder of preferred shares pro rata, in proportion to the number of preferred shares held by such holders.
Item 12. Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as a provision purporting to provide indemnification against civil fraud or the consequences of committing a crime.
Atlas’ memorandum and articles of association permit indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers.
Pursuant to indemnification agreements, Atlas has entered into indemnification agreements with its directors and senior executive officers that provide such persons with additional indemnification beyond that provided in its memorandum and articles of association.
Atlas also maintains a directors and officers liability insurance policy for its directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted with respect to Atlas’ directors or officers or persons controlling Atlas under the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Item 13. Financial Statements and Supplementary Data

ATLAS FINANCIAL HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)
($ in thousands, except per share data)

	Three Months Ended
	March 31, 2012	March 31, 2011
Net premiums earned	$8,310	$8,809
Net claims incurred	5,904	6,889
Acquisition costs	1,374	1,779
Other underwriting expenses	1,649	2,047
Underwriting loss	(617)	(1,906)
Net investment income	607	999
Net investment gains	28	434
Other income (expense), net	117	(232)
Income (loss) from operations before income tax (benefit)/expense	$135	$(705)
Income tax benefit	—	—
Net income (loss) attributable to Atlas	$135	$(705)

Other comprehensive loss:
Available for sale securities:
Changes in net unrealized gains (losses)	$173	$(336)
Reclassification to income of net gains	(117)	(580)
Effect of income tax	(19)	—
Other comprehensive income/(loss) for the period	$37	$(916)
Total comprehensive income/(loss)	$172	$(1,621)

Basic weighted average common shares outstanding	18,432,758	18,368,483
Loss per common share, basic	$—	$(0.05)
Diluted weighted average common shares outstanding	18,432,758	18,368,483
Loss per common share, diluted	$—	$(0.05)

See accompanying Notes to Condensed Consolidated Financial Statements.

ATLAS FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
($ in thousands, except par values)

	March 31, 2012 (unaudited)	December 31, 2011
Assets
Investments, available for sale
Fixed income securities, at fair value (Amortized cost $106,563 and $101,473)	$108,422	$103,491
Equity securities, at fair value (cost $994)	1,356	1,141
Total Investments	109,778	104,632
Cash and cash equivalents	8,712	23,249
Accrued investment income	839	586
Accounts receivable and other assets (Net of allowance of $4,401 and $4,254)	12,191	9,579
Reinsurance recoverables, net	8,405	8,044
Prepaid reinsurance premiums	2,104	2,214
Deferred policy acquisition costs	2,788	3,020
Deferred tax asset, net	6,756	6,775
Software and office equipment, net	518	440
Assets held for sale	13,634	13,634
Total Assets	$165,725	$172,173

Liabilities
Claims liabilities	$83,902	$91,643
Unearned premiums	17,493	15,691
Due to reinsurers and other insurers	5,273	5,701
Other liabilities and accrued expenses	2,598	2,884
Total Liabilities	$109,267	$115,919

Shareholders’ Equity
Preferred shares, par value per share $0.001, 100,000,000 shares authorized, 18,000,000 shares issued and outstanding at March 31, 2012 and December 31, 2011. Liquidation value $1.00 per share	$18,000	$18,000
Ordinary voting common shares, par value per share $0.001, 800,000,000 shares authorized, 4,628,292 shares issued and outstanding at March 31, 2012 and 4,625,526 at December 31, 2011	4	4
Restricted voting common shares, par value per share $0.001, 100,000,000 shares authorized, 13,804,861 shares issued and outstanding at March 31, 2012 and December 31, 2011	14	14
Additional paid-in capital	152,684	152,652
Retained deficit	(115,706)	(115,841)
Accumulated other comprehensive income, net of tax	1,462	1,425
Total Shareholders’ Equity	$56,458	$56,254
Total Liabilities and Shareholders’ Equity	$165,725	$172,173

See accompanying Notes to Condensed Consolidated Financial Statements.

ATLAS FINANCIAL HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)
($ in thousands)

	Preferred Shares	Ordinary Voting Common Shares	Restricted Voting Common Shares	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (loss)	Total
Balance December 31, 2010	$18,000	$4	$14	$152,466	$(113,371)	$3,056	$60,169
Net loss					(705)		(705)
Other comprehensive loss						(916)	(916)
Share-based compensation				28			28
Stock options exercised				16			16
Balance March 31, 2011	$18,000	$4	$14	$152,510	$(114,076)	$2,140	$58,592

Balance December 31, 2011	$18,000	$4	$14	$152,652	$(115,841)	$1,425	$56,254
Net income					135		135
Other Comprehensive Income						37	37
Share-based compensation				28			28
Stock options exercised				4			4
Balance March 31, 2012	$18,000	$4	$14	$152,684	$(115,706)	$1,462	$56,458

See accompanying Notes to Condensed Consolidated Financial Statements.

ATLAS FINANCIAL HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

($ in thousands)
	Three Months Ended
	March 31, 2012	March 31, 2011
Operating Activities
Net income/(loss)	$135	$(705)
Adjustments to reconcile net loss to net cash used by operating activities:
Adjustments for non-cash items	297	(54)
Changes in other operating assets and liabilities	(1,794)	(553)
Changes in net claims liabilities	(7,741)	(12,975)
Net cash flows used in operating activities	(9,103)	(14,287)

Investing activities
Proceeds from sale and maturity of investments	12,353	12,955
Purchases of investments	(17,662)	(8,988)
Purchases of property and equipment and other	(129)	(20)
Net cash flows (used in)/provided by investing activities	(5,438)	3,947

Financing activities
Options Exercised	4	16
Net cash flows provided by investing activities	4	16
Net decrease in cash and cash equivalents	(14,537)	(10,324)
Cash and cash equivalents, beginning of period	23,249	19,037
Cash and cash equivalents, end of period	$8,712	$8,713

See accompanying Notes to Condensed Consolidated Financial Statements.

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The accompanying unaudited condensed consolidated financial statements of Atlas Financial Holdings, Inc. ("Atlas", or "The Company") and its insurance subsidiaries, American Service Insurance Company, Inc. (“American Service”) and American Country Insurance Company (“American Country”), have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not include all the information and footnotes required by U.S. generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. In the opinion of management, the unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and the results of operations. It is recommended that these unaudited condensed consolidated financial statements be read in conjunction with the audited financial statements and the footnotes thereto included in the Company’s latest Annual Report on Form 10-K (as amended).
The primary business of Atlas, which is carried out through its insurance subsidiaries, is the underwriting of commercial automobile insurance policies in the United States, with a niche market orientation and focus on insurance in the “light” commercial automobile sector. This sector includes taxi cabs, non-emergency para-transit, limousine, livery and business autos. Automobile insurance products provide insurance coverage in three major areas: liability, accident benefits and physical damage. Liability insurance provides coverage where the insured is responsible for an automobile accident, for the payment for injuries and property damage to third parties. Accident benefit policies or personal injury protection policies provide coverage for loss of income, medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage coverage provides for the payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft. In the short run, automobile physical damage and liability coverage generally provides more predictable results than automobile accident benefit or personal injury insurance.
Atlas' insurance subsidiaries distribute their insurance products through a network of independent retail agents. Together, American Country and American Service are licensed to write property and casualty (“P&C”) insurance in 47 states in the United States. The management and operating infrastructure of the insurance subsidiaries are fully integrated.

Seasonality - The P&C insurance business is seasonal in nature. While Atlas' net premiums earned are generally stable from quarter to quarter, Atlas' gross premiums written follow the common renewal dates for the "light" commercial risks that represent its core lines of business. For example, January 1 and March 1 are common taxi cab renewal dates in Illinois and New York, respectively. Net underwriting income is driven mainly by the timing and nature of claims, which can vary widely. Atlas' ability to generate written premium is also impacted by the timing of policy periods in the states in which Atlas operates.
Summary of Significant Accounting Policies
Basis of presentation - These statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated. To conform to the current year presentation, certain amounts in the prior years’ consolidated financial statements and notes have been reclassified.
Classification of assets and liabilities - It is not customary in the insurance and financial services industries to classify assets and liabilities as current (settled in 1 year or less) and non-current (settled beyond 1 year). Assets and liabilities that could otherwise be classified as current include cash and cash equivalents, accrued investment income, accounts receivable and other assets, due from reinsurers and other insurers, income tax receivable, deferred policy acquisition costs, assets held for sale, accounts payable and accrued expenses, due to reinsurers and other insurers. Balances that would otherwise be classified as non-current include deferred tax assets and office equipment. All other assets and liabilities include balances that are both current and non-current.
Reverse acquisition continuation accounting - Atlas was formed through a reverse triangular merger and these consolidated financial statements are those of Atlas and subsidiaries and have been prepared in accordance with Accounting Standard Codification ("ASC") 805 Business Combinations. Financial statements prepared following the reverse merger are presented in the name of the legal parent acquirer, Atlas, but are a continuation of the financial statements of the accounting acquirer, American Acquisition, with an adjustment for the capital structure (that is the number and type of equity interests, including equity instruments issued to effect the merger) of Atlas, as the legal parent acquirer and accounting acquiree. Accordingly, and as a result of the December 31, 2010 merger date, shareholders’ equity at December 31, 2010 reflects the common shares outstanding at the date of the merger together with the ordinary voting common shares, restricted voting common shares and preferred shares that were issued to effect the merger, and also reflect the historical retained earnings (retained deficit) balances of American Acquisition, as the accounting acquirer.
Estimates and assumptions - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and changes in estimates are recorded in the accounting period in which they are determined. The liability for unpaid loss and loss adjustment expenses and related amounts recoverable from reinsurers represents the most significant estimate in the accompanying financial statements. Significant estimates in the accompanying financial statements also include the fair values of investments in bonds, deferred tax asset valuation, premium receivable bad debt allowance and deferred policy acquisition cost recoverability.
Business combinations - The reverse merger was consummated and Atlas commenced operations on December 31, 2010. In accordance with ASC 805 Business Combinations, American Acquisition is considered the accounting acquirer and Atlas (formerly JJR VI), the legal acquirer, is considered to be the accounting acquiree. Accordingly, the consolidated financial statements for all periods presented herein are a continuation of the financial statements of American Acquisition adjusted for the legal capital of Atlas.
Principles of consolidation - The consolidated financial statements include the accounts of Atlas and the entities it controls, its subsidiaries. Subsidiaries are entities over which Atlas, directly or indirectly, has the power to govern the financial and operating policies in order to obtain the benefits from their activities, generally accompanying an equity shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to Atlas and would be de-consolidated from the date that control ceases. The operating results of subsidiaries acquired or disposed of during the year will be included in the consolidated statement of operations from the effective date of acquisition and up to the effective date of disposal, as appropriate. All significant intercompany transactions and balances are eliminated in consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Atlas.
The following are Atlas’ subsidiaries, all of which are 100% owned, either directly or indirectly, together with the jurisdiction of incorporation that are included in consolidated financial statements:
American Insurance Acquisition Inc. (Delaware)
American Country Insurance Company (Illinois)
American Service Insurance Company, Inc. (Illinois)

Financial Instruments - Financial instruments are recognized and derecognized using trade date accounting, since that is the date Atlas contractually commits to the purchase or sale with the counterparty.
Effective interest method - Atlas utilizes the effective interest method for calculating the amortized cost of a financial asset and to allocate interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash flows through the expected life of the financial instrument. Interest income is reported net of amortization of premium and accretion of discount. Realized gains and losses on disposition of available-for-sale securities are based on the net proceeds and the adjusted cost of the securities sold, using the specific identification method.
Financial assets - Atlas classifies financial assets as described below. Management determines the classification at initial recognition based on the purpose of the financial asset.
Cash and cash equivalents - Cash and cash equivalents include cash and highly liquid securities with original maturities of 90 days or less.
Available-for-sale (“AFS”) - Investments in fixed income securities are classified as available-for-sale. Securities are classified as available-for-sale when Atlas may decide to sell those securities due to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of income tax, included as a separate component of accumulated other comprehensive income (loss) in shareholder’s equity.
Accounts receivable and other assets - Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. These assets are recognized initially at fair value, together with directly attributable transaction costs and subsequently measured at amortized cost. Accounts receivable include premium balances due and uncollected and installment premiums not yet due from agents and insureds.
Atlas evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy or deterioration in the customer's operating results or financial position, Atlas records a specific reserve for bad debt to reduce the related receivable to the amount Atlas reasonably believes is collectible. Atlas also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due and historical collection experience. Accounts are reviewed for potential write-off on a case-by-case basis. Accounts deemed uncollectible are written off, net of expected recoveries. If circumstances related to specific customers change, the Company's estimates of the recoverability of receivables could be further adjusted.
Premiums receivable are shown net of bad debt allowance of $4,401 and $4,254 at March 31, 2012 and December 31, 2011, respectively. Bad debt expense of $133 and $79 was incurred in the three month periods ended March 31, 2012 and March 31, 2011, respectively. Atlas' allowance for bad debt primarily relates to a single agent. Settlement proceedings with this agent were ongoing as of March 31, 2011. A settlement was executed in April 2012 and will be reflected in Atlas' financial statements for the six month period ended June 30, 2012.
Impairment of financial assets - Atlas assesses, on a quarterly basis, whether there is evidence that a financial asset or group of financial assets is impaired. An investment is considered impaired when the fair value of the investment is less than its cost or amortized cost. When an investment is impaired, the Company must make a determination as to whether the impairment is other-than-temporary.
Under ASC guidance, with respect to an investment in an impaired debt security, other-than temporary impairment (OTTI) occurs if (a) there is intent to sell the debt security, (b) it is more likely than not it will be required to sell the debt security before its anticipated recovery, or (c) it is probable that all amounts due will be unable to be collected such that the entire cost basis of the security will not be recovered. If Atlas intends to sell the debt security, or will more likely than not be required to sell the debt security before the anticipated recovery, a loss in the entire amount of the impairment is reflected in net realized gains (losses) on investments in the consolidated statements of income. If Atlas determines that it is probable it will be unable to collect all amounts and Atlas has no intent to sell the debt security, a credit loss is recognized in net realized gains (losses) on investments in the consolidated statements of income to the extent that the present value of expected cash flows is less than the amortized cost basis; any difference between fair value and the new amortized cost basis (net of the credit loss) is reflected in other comprehensive income (losses), net of applicable income taxes.
There were no other-than-temporary impairments recognized at any time in 2011 or 2012.
Fair values of financial instruments - Atlas has used the following methods and assumptions in estimating its fair value disclosures:
Fair values for bonds are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or values obtained from independent pricing services.
Atlas' fixed income portfolio is managed by Asset Allocation Management (“AAM”), an SEC registered investment advisor specializing in the management of insurance company portfolios. Management works directly with AAM to ensure that Atlas benefits from their expertise and also evaluates investments as well as specific positions independently using internal resources.

AAM has a team of credit analysts for all investment grade fixed income sectors. The investment process begins with an independent analyst review of each security's credit worthiness using both quantitative tools and qualitative review. At the issuer level, this includes reviews of past financial data, trends in financial stability, projections for the future, reliability of the management team in place, market data (credit spread, equity prices, trends in this data for the issuer and the issuer's industry). Reviews also consider industry trends and the macro-economic environment. This analysis is continuous, integrating new information as it becomes available. In short, Atlas does not rely on rating agency ratings to make investment decisions, but instead with the support of its independent investment advisors, do independent fundamental credit analysis to find the best securities possible. AAM has found that over time this process creates an ability to sell securities prior to rating agency downgrades or to buy securities before upgrades. As of December 31, 2011, this process did not generate any significant difference in the rating assessment between Atlas' review and the rating agencies.
Atlas employs specific control processes to determine the reasonableness of the fair value of its financial assets. These processes are designed to supplement those performed by AAM to ensure that the values received from them are accurately recorded and that the data inputs and the valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, Atlas assesses the reasonableness of individual security values which have stale prices or whose changes exceed certain thresholds as compared to previous values received from those AAM or to expected prices. The portfolio is reviewed routinely for transaction volumes, new issuances, any changes in spreads, as well as the overall movement of interest rates along the yield curve to determine if sufficient activity and liquidity exists to provide a credible source for market valuations. When fair value determinations are expected to be more variable, they are validated through reviews by members of management or the Board of Directors who have relevant expertise and who are independent of those charged with executing investment transactions.
Deferred policy acquisition costs (DAC) - Atlas defers producers’ commissions, premium taxes and other underwriting and marketing costs directly relating to the acquisition of premiums written to the extent they are considered recoverable. These costs are then expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs. Atlas’ deferred policy acquisition costs are reported net of ceding commissions.
Deferred policy acquisition costs for the three month periods ended March 31 follows:

	2012	2011
Balance, beginning of period	$3,020	$3,804
Acquisition costs deferred	1,142	2,128
Amortization charged to income	1,374	1,779
Balance, end of period	$2,788	$4,153
When anticipated losses, loss adjustment expenses, commissions and other acquisition costs exceed recorded unearned premium, and any future installment premiums on existing policies, a premium deficiency reserve is recognized by recording an additional liability for the deficiency, with a corresponding charge to operations. Atlas utilizes anticipated investment income as a factor in its premium deficiency calculation. In 2012 and 2011, Atlas concluded that no premium deficiency adjustments were necessary.
Income taxes - Income taxes expense (benefit) includes all taxes based on taxable income (loss) of Atlas and its subsidiaries and are recognized in the statement of operations except to the extent that they relate to items recognized directly in other comprehensive income, in which case the income tax effect is also recognized in other comprehensive income.
Deferred taxes are recognized using the asset and liability method of accounting. Under this method the future tax consequences attributable to temporary differences in the tax basis of assets, liabilities and items recognized directly in equity and the financial reporting basis of such items are recognized in the financial statements by recording deferred tax liabilities or deferred tax assets.
Deferred tax assets related to the carry-forward of unused tax losses and credits and those arising from temporary differences are recognized only to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment.
When considering the extent of the valuation allowance on Atlas' deferred tax asset, the weight given by management to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. GAAP states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets. However, the strength and trend of earnings, as well as other relevant factors are considered.
Office equipment and software – Office equipment is stated at historical cost less deprecation. Subsequent costs are included in the asset’s carrying amount or capitalized as a separate asset only when it is probable that future economic benefits will be realized. Repairs and maintenance are recognized as an expense during the period incurred. Depreciation on equipment is provided on a straight-line basis over the estimated useful lives which range from 5 years for vehicles, 7 years for furniture and the term of the lease for leased equipment.
Insurance contracts – Contracts under which Atlas’ insurance subsidiaries accept risk at the inception of the contract from another party (the insured holder of the policy) by agreeing to compensate the policyholder or other insured beneficiary if a specified future event (the insured event) adversely affects the holder of the policy are classified as insurance contracts. All policies are short-duration contracts.
Revenue Recognition - Premium income is recognized on a pro rata basis over the terms of the respective insurance contracts. Unearned premiums represent the portion of premiums written that are related to the unexpired terms of the policies in force.
Claims liabilities - The provision for unpaid claims represent the estimated liabilities for reported claims, plus those incurred but not yet reported and the related estimated loss adjustment expenses. Unpaid claims expenses are determined using case-basis evaluations and statistical analyses, including insurance industry loss data, and represent estimates of the ultimate cost of all claims incurred. Although considerable variability is inherent in such estimates, management believes that the liability for unpaid claims is adequate. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations and are accounted for as changes in estimates.
Reinsurance - As part of Atlas’ insurance risk management policies, portions of its insurance risk is ceded to reinsurers. Reinsurance premiums and claims expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and claims ceded to other companies have been reported as a reduction of premium revenue and claims incurred expense. Commissions paid to Atlas by reinsurers on business ceded have been accounted for as a reduction of the related policy acquisition costs. Reinsurance receivables are recorded for that portion of paid and unpaid losses and loss adjustment expenses that are ceded to other companies. Prepaid reinsurance premiums are recorded for unearned premiums that have been ceded to other companies.
Share-based payments - Atlas has a stock-based compensation plan which is described fully in Note 10. Under ASC 718 Compensation-Stock Compensation (“ASC 718”), the fair-value method of accounting is used to determine and account for equity settled transactions and to determine stock-based compensation awards granted to employees and non-employees using the Black-Scholes option pricing model. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase to additional paid in capital.
For option awards with graded vesting, ASC 718 provides two options: on a straight-line basis over the service period for each separately vesting portion of the award (as if the award were in effect multiple awards), or on a straight line basis over the service period for the entire award. Atlas has chosen the latter policy. In both of the three month periods ended March 31, 2012 and 2011, Atlas recognized $28 in expense, which is a component of other underwriting expenses on the income statement.
Post-employment benefits - Prior to December 31, 1997, substantially all salaried employees of American Country were covered by a defined benefit pension plan known as the American Country Pension Plan (the “pension plan”). The pension plan was dissolved in the fourth quarter 2011 and the plan assets were distributed. The dissolution resulted in the immediate recognition within other underwriting expenses of $2,544 in prior service costs previously recorded in Accumulated Other Comprehensive Income.
Until its dissolution, periodic net pension expense was based on the cost of incremental benefits for employee service during the period, interest on projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses.
Operating segments - Atlas is in a single operating segment – property and casualty insurance.
Presentation of equity and cash flows: Ordinary and restricted voting common shares are reflected as par value amounts with any remaining consideration upon issuance recorded in additional paid in capital. In 2010, the Company reported the total consideration within the common share equity amounts in the consolidated statement of financial position. The Company has adjusted the prior period common share and additional paid in capital amounts to conform to the presentation in 2011.
In the consolidated statements of cash flows, adjustments to reconcile net income (loss) to cash used in operating activities includes a non cash expense for forgiveness of mortgage loan and net realized investment gains and losses. In 2010, the amount of the expense for forgiveness of mortgage loan was reported as an increase to the net loss amount rather than a reduction. The Company has adjusted the prior period cash flows for the immaterial error in presentation.
. 2. NEW ACCOUNTING STANDARDS
Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts - In October 2010, the Financial Accounting Standards Board ("FASB") issued guidance modifying the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal insurance contracts. The guidance specifies that the costs must be directly related to the successful acquisition of insurance contracts. The guidance also specifies that advertising costs should be included as deferred acquisition costs only when the direct−response advertising accounting criteria are met. The new guidance became effective for reporting periods beginning after December 15, 2011. Atlas' previous policy for accounting for acquisition costs was already consistent with this guidance. Therefore the adoption of this guidance in the three month period ended March 31, 2012 did not have an impact on our financial statements.
Amendments to Fair Value Measurement and Disclosure Requirements - In May 2011, the FASB issued guidance that clarifies the application of existing fair value measurement and disclosure requirements and amends certain fair value measurement principles, requirements and disclosures. Changes were made to improve consistency in global application. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2011. Early adoption was not permitted. The impact of adoption was not material to the Company's results of operations or financial position.
Presentation of Comprehensive Income - In June and December 2011, the FASB issued guidance amending the presentation of comprehensive income and its components. Under the new guidance, a reporting entity has the option to present comprehensive income in a single continuous statement or in two separate but consecutive statements. The guidance is effective for reporting periods beginning after December 15, 2011 and is to be applied retrospectively. The new guidance affected presentation only and had no material impact on the Company's results of operations or financial position.
3. EARNINGS PER SHARE
Earnings per ordinary and restricted voting common share for the three month periods ended March 31, 2012 and 2011 is as follows:

Three month period ended:	March 31, 2012	March 31, 2011
Net income/(loss) attributable to Atlas	$135	$(705)
Less: Preferred share dividends	199	199
Net loss attributable to common shareholders	(64)	(904)
Basic:
Weighted average common shares outstanding	18,432,758	18,368,483
Basic loss per common share	$—	$—
Diluted:
Weighted average common shares outstanding	18,432,758	18,368,483
Dilutive potential ordinary shares	—	—
Dilutive average common shares outstanding	18,432,758	18,368,483
Dilutive loss per common share	$—	$—
For 2012 and 2011, basic loss per common share has been computed by dividing net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period.
Diluted loss per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding each period plus the incremental number of shares added as a result of converting dilutive potential ordinary shares, calculated using the treasury stock method. Atlas’ dilutive potential common shares consist of outstanding stock options and warrants to purchase ordinary voting common shares. The effects of options and warrants to issue ordinary voting common shares are excluded from the computation of diluted loss per share in periods in which the effect would be anti-dilutive. For the three month period ended March 31, 2012 and the three month period ended March 31, 2011, potential ordinary voting common shares were anti-dilutive due to the net loss attributable to common shareholders.

4. INVESTMENTS
The amortized cost, gross unrealized gains and losses and fair value for Atlas’ investments are as follows:

March 31, 2012		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed Income:
U.S.	- Government	$43,514	$796	$34	$44,276
	- Corporate	38,446	907	77	39,276
	- Commercial mortgage backed	19,947	221	45	20,123
	- Other asset backed	4,656	97	6	4,747
Total Fixed Income		$106,563	$2,021	$162	$108,422
Equities		994	362	—	1,356
Totals		$107,557	$2,383	$162	$109,778

December 31, 2011		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed Income:
U.S.	- Government	$44,835	$911	$—	$45,746
	- Corporate	35,572	825	24	36,373
	- Commercial mortgage backed	17,493	208	—	17,701
	- Other asset backed	3,573	99	1	3,671
Total Fixed Income		$101,473	$2,043	$25	$103,491
Equities		994	147	—	1,141
Totals		$102,467	$2,190	$25	$104,632
The following tables summarize carrying amounts of fixed income securities by contractual maturity. As certain securities and debentures have the right to call or prepay obligations, the actual settlement dates may differ from contractual maturity.

As at March 31, 2012	One year or less	One to five years	Five to ten years	More than ten years	Total
Fixed Income Securities	$21,378	$27,669	$15,657	$43,718	$108,422
Percentage of total	19.7%	25.5%	14.4%	40.4%	100.0%

As at December 31, 2011	One year or less	One to five years	Five to ten years	More than ten years	Total
Fixed Income Securities	$29,407	$27,317	$10,242	$36,525	$103,491
Percentage of total	28.4%	26.4%	9.9%	35.3%	100.0%
Management performs a quarterly analysis of Atlas’ investment holdings to determine if declines in fair value are other than temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:

◦	identifying all security holdings in unrealized loss positions that have existed for at least six months or other circumstances that management believes may impact the recoverability of the security;

◦	obtaining a valuation analysis from third party investment managers regarding these holdings based on their knowledge, experience and other market based valuation techniques;

◦	reviewing the trading range of certain securities over the preceding calendar period;

◦	assessing if declines in market value are other than temporary for debt security holdings based on their investment grade credit ratings from third party security rating agencies;

◦	assessing if declines in market value are other than temporary for any debt security holding with a non-investment grade credit rating based on the continuity of its debt service record; and

◦	determining the necessary provision for declines in market value that are considered other than temporary based on the analyses performed.
The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other than temporary include, but may not be limited to, the following:

◦	the opinion of professional investment managers could be incorrect;

◦	the past trading patterns of individual securities may not reflect future valuation trends;

◦	the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a company’s financial situation; and

◦	the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect a company’s unknown underlying financial problems.
There were no impairments recorded in the three month period ended March 31, 2012 or the year ended December 31, 2011 as a result of the above analysis performed by management to determine declines in fair value that may be other than temporary. All securities in an unrealized loss position as at the period ended March 31, 2012 and as at the year ended December 31, 2011 have been in said position for less than 12 months.
The following table summarizes the components of net investment income for the three month periods ended March 31, 2012 and 2011:

	March 31, 2012	March 31, 2011
Total investment income
Interest (from fixed income securities)	$711	$1,119
Investment expenses	(102)	(120)
Net investment income	$609	$999
Collateral pledged:
As at the period ended March 31, 2012, bonds and term deposits with a fair value of $9,738 were on deposit with state and provincial regulatory authorities, versus $11,843 as at the year ended December 31, 2011. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. As at the period ended March 31, 2012, the amount of such pledged securities was $10,462 versus $10,396 at December 31, 2011. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company’s standard risk management controls. These assets and investment income related thereto remain the property of the Company while pledged. Neither the state and/or provincial regulatory authorities nor any other third party has the right to re-pledge or sell said securities held on deposit.
5. FINANCIAL AND CREDIT RISK MANAGEMENT
By virtue of the nature of Atlas’ business activities, financial instruments make up the majority of the balance sheet. The risks which arise from transacting financial instruments include credit risk, market risk, liquidity risk and cash flow risk. These risks may be caused by factors specific to an individual instrument or factors affecting all instruments traded in the market. Atlas has a risk management framework in place to monitor, evaluate and manage the risks assumed in conducting its business. Atlas’ risk management policies and practices are as follows:
Credit risk - Atlas is exposed to credit risk principally through its fixed income securities and balances receivable from policyholders and reinsurers. Atlas controls and monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. Government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. Atlas’ credit exposure to any one individual policyholder is not material. Atlas has policies requiring evaluation of the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvency. In the three month periods ended March 31, 2012 and 2011, Atlas recognized bad debt expense of $133 and $79, respectively.
The following table summarizes the credit exposure of Atlas from its investments in fixed income securities and term deposits by rating as assigned by Fitch, Standard & Poor’s or Moody’s Investor Services, using the higher of these ratings for any security where there is a split rating:

	March 31, 2012		December 31, 2011
	Amount	% of Total	Amount	% of Total
AAA/Aaa	$58,151	53.6%	$54,717	52.9%
AA/Aa	19,488	18.0%	21,567	20.8%
A/A	24,381	22.5%	22,380	21.6%
BBB/Baa	6,402	5.9%	4,827	4.7%
Total Securities	$108,422	100.0%	$103,491	100.0%
Equity price risk - This is the risk of loss due to adverse movements in equity prices. Atlas' investment in equity securities comprises a small percentage of its total portfolio, and as a result, the exposure to this type of risk is minimal.

Foreign currency risk - Atlas is not currently exposed to material changes in the U.S. dollar currency exchange rates with any other foreign currency.
Liquidity and cash flow risk - Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from general business activities and in the course of managing the assets and liabilities of Atlas. There is the risk of loss to the extent that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. Cash flow risk arises from risk that future inflation of policyholder cash flow exceeds returns on long-term investment securities. The purpose of liquidity and cash flow management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity and cash flow requirements of Atlas’ business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements.
Fair value - Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act.
Fair value is best evidenced by quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument subject to appropriate adjustments as required is used. Where quoted market prices are not available, the quoted prices of similar financial instruments or valuation models with observable market based inputs are used to estimate the fair value. These valuation models may use multiple observable market inputs, including observable interest rates, foreign exchange rates, index levels, credit spreads, equity prices, counterparty credit quality, corresponding market volatility levels and option volatilities. Minimal management judgment is required for fair values calculated using quoted market prices or observable market inputs for models. The calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.
Atlas records the available for sale securities held in its securities portfolio at their fair value. Atlas primarily uses the services of external securities pricing vendors to obtain these values. The securities are valued using quoted market prices or prices established using observable market inputs. In volatile market conditions, these quoted market prices or observable market inputs can change rapidly causing a significant impact on fair value and financial results recorded.
Atlas employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure the fair value. The hierarchy is comprised of quoted market prices (Level 1), third party models using observable market information (Level 2) and internal models without observable market information (Level 3). The following table summarizes Atlas' investments at fair value as at the three month period ended March 31, 2012 and as at the year ended December 31, 2011:

March 31, 2012	Level 1	Level 2	Level 3	Total
Fixed Income Securities	$10,387	$98,035	$—	$108,422
Equities	1,356	—	—	1,356
Totals	$11,743	$98,035	$—	$109,778

December 31, 2011	Level 1	Level 2	Level 3	Total
Fixed Income Securities	$13,363	$90,128	$—	$103,491
Equities	1,141	—	—	1,141
Totals	$14,504	$90,128	$—	$104,632
Of the total portfolio of fixed income securities, only holdings of U.S. Treasury Securities are classified within Level 1. There were no transfers in or out of Level 2 during either period.
Capital Management - The Company manages capital using both regulatory capital measures and internal metrics. The Company’s capital is primarily derived from common shareholders’ equity, retained deficit and accumulated other comprehensive income (loss).
As a holding company, Atlas could derive cash from its insurance subsidiaries generally in the form of dividends to meet its obligations, which will primarily consist of operating expense payments. Atlas’ insurance subsidiaries fund their obligations primarily through premium and investment income and maturities in the securities portfolio. The insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends available to the holding company are inadequate to cover its operating expenses, the holding company would need to raise capital, sell assets or incur future debt.
The insurance subsidiaries must each maintain a minimum statutory capital and surplus of $1,500 under the provisions of the Illinois Insurance Code. Dividends may only be paid from statutory unassigned surplus, and payments may not be made if such surplus is less than a stipulated amount. The dividend restriction is the greater of statutory net income or 10% of total statutory capital and surplus.
Net loss computed under statutory-basis accounting for American Country and American Service were $(2,328) and $(497) respectively for the year ended December 31, 2011 (unaudited), versus $(1,451) and $(5,351) for the year ended December 31, 2010 (audited). Statutory capital and surplus of the insurance subsidiaries was $49,954 (unaudited) and $45,560 at December 31, 2011 and 2010, respectively.
Atlas did not pay any dividends to its common shareholders during the three month period ended March 31, 2012 or in the year ended December 31, 2011, and has no current plans to pay dividends to its common shareholders.
6. INCOME TAXES
The effective tax rate was 0% for both of the three month periods ended March 31, 2012 and 2011, respectively, compared to the U.S. statutory income tax rate of 34% as shown below:

3 month period ended March 31,	2012		2011
	Amount	%	Amount	%
Expected income tax benefit at statutory rate	$46	34.0%	$(240)	(34.0)%
Valuation allowance	(48)	(35.5)%	239	33.9%
Nondeductible expenses	4	3.0%	1	0.1%
Other	(2)	(1.5)%	$—	—%
Total	$—	—%	$0.3	—%
Upon the transaction forming Atlas on December 31, 2010, a yearly limitation as required by U.S. tax law Section 382 that applies to changes in ownership on the future utilization of Atlas’ net operating loss carry-forwards was calculated. The insurance subsidiaries’ prior parent retained those tax assets previously attributed to the insurance subsidiaries which could not be utilized by Atlas as a result of this limitation. As a result, Atlas’ ability to recognize future tax benefits associated with a portion of its deferred tax assets generated during prior years and the current year have been permanently limited to the amount determined under U.S. tax law Section 382. The result is a maximum expected net deferred tax asset which Atlas has available after the merger which is believed more-likely-than-not to be utilized in the future.
Income tax expense consists of the following for the 3 month periods ended March 31:

	2012	2011
Current tax expense/(benefit)	$—	$—
Deferred tax (benefit)/expense	—	—
Total	$—	$—
The components of deferred income tax assets and liabilities as of March 31, 2012 and December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011
Deferred tax assets:
Unpaid claims and unearned premiums	$2,973	$3,004
Loss carry-forwards	15,465	15,558
Bad debts	1,302	1,297
Other	1,365	1,338
Valuation Allowance	(12,314)	(12,361)
Total deferred tax assets, net of allowance	$8,791	$8,836

Deferred tax liabilities:
Investment securities	759	740
Deferred policy acquisition costs	948	1,027
Other	328	294
Total gross deferred tax liabilities	$2,035	$2,061
Net deferred tax assets	$6,756	$6,775
Amounts and expiration dates of the operating loss carry forwards as of March 31, 2012 are as follows:

Year of Occurrence	Year of Expiration	Amount
2001	2021	$14,605
2002	2022	4,317
2006	2026	7,825
2007	2027	5,131
2008	2028	1,949
2009	2029	1,949
2010	2030	1,949
2011	2031	7,762
Total		$45,487
Atlas established a valuation allowance of $12,314 and $12,361 for its gross deferred tax assets as at the three month period ended March 31, 2012 and as at the year ended December 31, 2011, respectively
Atlas accounts for uncertain tax positions in accordance with the income taxes accounting guidance. Atlas has analyzed filing positions in the federal and state jurisdiction where it is required to file tax returns, as well as the open tax years in these jurisdictions. Atlas believes that its federal and state income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain federal and state income tax positions have been recorded. Atlas would recognize interest and penalties related to unrecognized tax benefits as a component of the provision for federal income taxes. Atlas did not incur any federal income tax related interest income, interest expense or penalties for the three month periods ended March 31, 2012 and 2011. Tax years 2006 through 2011 are subject to examination by the Internal Revenue Service.
7. ASSETS HELD FOR SALE
As at March 31, 2012 and December 31, 2011, Atlas had three properties held for sale with an aggregate carrying value of $13,634, including its headquarters building in Elk Grove Village, Illinois.
On May 22, 2012, we closed the sale of the headquarters building to 150 Northwest Point, LLC, a Delaware limited liability company. The total sales price of the property, which was paid in cash, amounted to $13,975, less closing costs and related expenses of approximately $633. In connection with the sale, the Company also wrote down an accrual of approximately $792 held for real-estate taxes. Approximately $830 of the sales price was held in escrow for real-estate taxes.
There is no material relationship between the buyer of the property and Atlas or any of its affiliates, directors or officers. Cash proceeds from the transaction, net of the funds held in escrow for real-estate taxes, were approximately $12,366 and will be used to support plans for future growth. Including the benefit of the real-estate tax escrow write down, combined cash and non-cash proceeds from the transaction was $13,158.
We also own approximately 50 acres of vacant land in Alabama which was transferred to Atlas from Southern United. It is also currently held for sale.
8. UNDERWRITING POLICY AND REINSURANCE CEDED
Underwriting Risk - Underwriting risk is the risk that the total cost of claims and acquisition expenses will exceed premiums received and can arise from numerous factors, including pricing risk, reserving risk, catastrophic loss risk, reinsurance coverage risk and that loss and loss adjustment expense reserves are not sufficient.
Reinsurance Ceded - As is customary in the insurance industry, Atlas reinsures portions of certain insurance policies it writes, thereby providing a greater diversification of risk and minimizing exposure on larger risks. Atlas remains contingently at risk with respect to any reinsurance ceded and would incur an additional loss if an assuming company were unable to meet its obligation under the reinsurance treaty.
Atlas monitors the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Letters of credit are maintained for any unauthorized reinsurer to cover ceded unearned premium, ceded loss reserve balances and ceded paid losses. These policies mitigate the risk of credit quality or dispute from becoming a danger to financial strength. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverables.
Gross premiums written and ceded premiums, losses and commissions as of and for the three month periods ended March 31, 2012 and 2011 are as follows:

	2012	2011
Gross premiums written	$11,753,640	$14,166
Ceded premiums written	1,532,863	1,751
Net premiums written	10,220,777.24	12,415

Ceded premiums earned	$1,642,792	$2,322
Ceded losses and loss adjustment expenses	804,979	1,215
Ceded unpaid losses and loss adjustment expenses	8,081,241	7,078
Ceded unearned premiums	2,103,593	3,122
Other amounts due from reinsurers	323,828	1,373
Ceded commissions	568,417	665
9. UNPAID CLAIMS
Claims liabilities - The changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, for the 3 month periods ended March 31, 2012 and 2011 were as follows:

	March 31, 2012	March 31, 2011
Unpaid claims, beginning of period	$91,643	$132,579
Less: reinsurance recoverable	7,825	6,477
Net beginning unpaid claims reserves	83,818	126,102
Incurred related to:
Current year	5,798	6,904
Prior years	106	(15)
	5,904	6,889
Paid related to:
Current year	1,657	1,840
Prior years	12,244	18,625
	13,901	20,464

Net unpaid claims, end of period	$75,821	$112,526
Add: reinsurance recoverable	8,081	7,078
Unpaid claims, end of period	$83,902	$119,604
The process of establishing the estimated provision for unpaid claims is complex and imprecise as it relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.
10. STOCK OPTIONS AND WARRANTS
Stock options - Stock option activity for the three month periods ended March 31, 2012 and 2011 is as follows:

	March 31, 2012		March 31, 2011
	Number	Avg. Price	Number	Avg. Price
Outstanding, beginning of period	408,325	C$1.90	110,600	C$1.00
Granted	—	—	369,749	C$2.00
Exercised	(2,766)	C$1.00	(15,703)	C$1.00
Expired	(3,710)	C$1.00	—	—
Outstanding, end of period	401,849	C$1.92	464,646	C$1.80
Information about options outstanding at March 31, 2012 is as follows:

Grant Date	Expiration Date	Exercise Price	Remaining Contractual Life (Years)	Number Outstanding	Number Exercisable
January 18, 2011	January 18, 2021	C$2.00	8.8	369,749	184,874
March 18, 2010	March 18, 2020	C$1.00	8.2	32,100	32,100
Total			8.8 wtd. average	401,849	216,974
On January 18, 2011, Atlas granted options to purchase 369,749 ordinary shares of Atlas stock to officers and directors at an exercise price of C$2.00 per share. The options vest 25% at date of grant and 25% on each of the next three anniversary dates and expire on January 18, 2021. The weighted average grant date fair value of the options is C$1.24 per share.
The Black-Scholes option pricing model was used to estimate the fair value of compensation expense using the following assumptions – risk-free interest rate 2.27% to 3.13%; dividend yield 0.0%; expected volatility 100%; expected life of 6 to 9 years.
In accordance with ASC 718, Atlas has recognized stock compensation expense on a straight-line basis over the requisite service period of the last separately vesting portion of the award. In both of the three month periods ended March 31, 2012 and 2011, Atlas recognized $28 in expense, which is a component of other underwriting expenses on the income statement. Total unrecognized stock compensation expense associated with the January 18, 2011 grant is $310 as of March 31, 2012 which will be recognized ratably through December 31, 2014.
The weighted average exercise price of all the shares exercisable at December 31, 2011 was C$1.85. The stock options have an aggregate intrinsic value of zero as at March 31, 2012.
Warrants - On November 1, 2010, American Acquisition closed a private placement where it issued 3,983,502 subscription receipts for ordinary voting common shares of Atlas and warrants to purchase 3,983,502 ordinary voting common shares of Atlas for C$2.00 per share in connection with the merger. The subscription receipts were converted to Atlas ordinary voting shares in connection with the merger. All the warrants were still outstanding at March 31, 2012 and expire on December 31, 2013.
Atlas' closing stock price on March 30, 2012 (the last trading day of the quarter) was C$1.80.
11. OTHER EMPLOYEE BENEFIT PLANS
Defined Benefit Plan – Prior to December 31, 1997, substantially all salaried employees of American Country were covered by a defined benefit pension plan known as the American Country Pension Plan (the “pension plan”). Benefits were based on the employee’s length of service and wages and benefits, as defined by the pension plan. The funding policy of the pension plan was generally to contribute amounts required to maintain minimum funding standards in accordance with the Employee Retirement Income Security Act. Effective December 31, 1997, upon resolution by the board of directors, the pension plan was frozen. During 2010, American Country made an application to the U.S. Internal Revenue Service to dissolve the pension plan and distribute the net plan assets to the beneficiaries. In the fourth quarter of 2011, the plan assets were fully distributed. As a result of the plan liquidation, the Company recognized a settlement charge of $2,544 within other underwriting expenses in the fourth quarter of 2011. The settlement impact was previously reflected as an unrecognized adjustment to other comprehensive income and therefore, had created a nil impact to shareholders' equity.
Defined Contribution Plan - In January 2011, Atlas formed a defined contribution 401(k) plan covering all qualified employees of Atlas and its subsidiaries. Employees can choose to contribute up to 60% of their annual earnings but not more than $17,000 for 2011 to the plan. Qualifying employees age 50 and older can contribute an additional $5,500 in 2012. Atlas matches 50% of the employee contribution up to 5% of annual earnings for a total maximum expense of 2.5% of annual earnings per participant. Atlas contributions are discretionary. Employees are 100% vested in their own contributions and vest in Atlas contributions based on years of service with 100% vested after five years. Company contributions were $23 and $24 for the three months ended March 31, 2012 and 2011, respectively.
Employee Stock Purchase Plan - In the second quarter of 2011, Atlas initiated the Atlas Employee Stock Purchase Plan (the “ESPP”) to encourage continued employee interest in the operation, growth and development of Atlas and to provide an additional investment opportunity to employees. Beginning in June 2011, full time and permanent part time employees working more than 30 hours per week are allowed to invest up to 5% of adjusted salary in Atlas ordinary voting common shares. Atlas matches 50% of the employee contribution up to 5% of annual earnings for a total maximum expense of 2.5% of annual earnings per participant. Employees who signed up for the ESPP by May 30, 2011 each received an additional 100 ordinary voting common shares as an initial participation incentive. Atlas will also pay administrative costs related to this plan. In the three month period ended March 31, 2012, Atlas’ incurred expenses of $12 related to the plan.
12. SHARE CAPITAL
The share capital for the common shares:

As at:		March 31, 2012		December 31, 2011
	Shares Authorized	Shares Issued and Outstanding	Amount	Shares Issued and Outstanding	Amount
Ordinary	800,000,000	4,628,292	$4	4,625,526	$4
Restricted	100,000,000	13,804,861	14	13,804,861	14
Total common shares	900,000,000	18,433,153	$18	18,430,387	$18

The restricted voting common shares are convertible to ordinary voting common shares at the option of the holder in the event that an offer is made to purchase all or substantially all of the restricted voting common shares.
All of the issued and outstanding restricted voting common shares are beneficially owned or controlled by Kingsway America, Inc., ("Kingsway") a wholly owned subsidiary of Kingsway Financial Services, Inc. In the event that such shares are disposed of such that Kingsway’s beneficial interest is less than 10% of the issued and outstanding restricted voting common shares, the restricted voting common shares shall be converted into fully paid and non-assessable ordinary voting common shares.
The restricted voting common shares are entitled to vote at all meetings of shareholders, except at meetings of holders of a specific class that are entitled to vote separately as a class. The restricted voting common shares as a class shall not carry more than 30% of the aggregate votes eligible to be voted at a general meeting of common shareholders.
Preferred shares are not entitled to vote and are beneficially owned or controlled by Kingsway. Preferred shareholders are entitled to dividends on a cumulative basis whether or not declared by the Board of Directors at the rate of U.S. $0.045 per share per year (4.5%) and may be paid in cash or in additional preferred shares at the option of Atlas. In liquidation, dissolution or winding-up of Atlas, preferred shareholders receive the greater of US$1.00 per share plus all declared and unpaid dividends or the amount it would receive in liquidation if the preferred shares had been converted to restricted voting common shares or ordinary voting common shares immediately prior to liquidation. Preferred shares are convertible into ordinary voting shares at the option of the holder at any date after the fifth year of issuance at the rate of 0.3808 ordinary voting common shares for each preferred share. The conversion rate is subject to change if the number of ordinary voting common shares or restricted voting common shares changes. The preferred shares are redeemable at the option of Atlas at a price of US$1.00 per share plus accrued and unpaid dividends commencing at the earlier of two years from issuance date (December 31, 2012) of the preferred shares or the date the preferred shares are transferred to a party other than Kingsway or its subsidiaries or entities in which Kingsway holds a 10% or greater interest.
The cumulative amount of dividends to which the preferred shareholders are entitled upon liquidation or sooner, if Atlas declares dividends, is $1,010 as at the period ended March 31, 2012.
13. RELATED PARTY TRANSACTIONS
The business of Atlas is carried on through its insurance subsidiaries. Atlas’ insurance subsidiaries have been a party to various transactions with affiliates in the past, although activity in this regard has diminished over time. Related party transactions, including services provided to or received by Atlas’ insurance subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed upon by the parties. Such transactions typically include claims handling services, marketing services and commission payments. Management believes that consideration paid for such services approximates fair value.
For the three month periods ended March 31, 2012 and 2011, Atlas incurred $564 and $639, respectively, in commissions to Avalon Risk Management, Inc. (“Avalon”). In the three month periods ended March 31, 2012 and 2011, Atlas also incurred expenses of $0 and $26 respectively, for marketing services performed by Avalon. Avalon was a KFSI subsidiary through October 2009, and has certain investors and directors in common with Atlas. Avalon acts as a program manager for a surety program primarily consisting of U.S. Customs bonds. In this capacity they are responsible for coordinating marketing, customer service and claim handling for the surety bonds written under this agreement. This program is 100% reinsured by an unrelated third party.
At March 31, 2012 and December 31, 2011, Atlas reported net amounts receivable from (payable to) affiliates as follows which are included within other assets and accounts payable and accrued expenses on the balance sheets:

As at:	March 31, 2012	December 31, 2011
Kingsway America, Inc.	$216	$291
Universal Casualty Company	(125)	(500)
Kingsway Amigo Insurance Company	6	(1)
Total	$97	$(210)
14. SUBSEQUENT EVENTS
Refer to Footnote 7 above for a discussion of the sale of the Elk Grove Village headquarters building.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
We have had no changes in or disagreements with our independent accountants since our Board of Directors’ June 20, 2011 appointment, based upon the recommendation of our Audit Committee, of Johnson Lambert & Co. LLP as Atlas’ independent auditors for the year ended December 31, 2011, replacing KPMG LLP as our independent auditors.

KPMG LLP was discharged on June 20, 2011. KPMG LLP had not issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified.

We have not consulted Johnson Lambert & Co LLP regarding the application of accounting principles to a specified transaction, either completed or proposed; nor the type of audit opinion that might be rendered on our financial statements. They have not provided a written report to us nor oral advice which was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue. They also have not been consulted on any matter that was either the subject of a disagreement or a reportable event since they were appointed.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS
(a) (1) The following consolidated financial statements, notes thereto and related information of Atlas are included in Item 13.
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
The following is a list of the exhibits filed as part of this Form 10. The exhibit numbers followed by an asterisk (*) indicate exhibits that are management contracts or compensatory plans or arrangements.

Exhibit	Description
3.1a	Memorandum of Association of Atlas Financial Holdings, dated December 24, 2010.
3.1b	Restated Certificate of Incorporation of American Country Insurance Company, Inc., as amended as of February 13, 2004
3.1c	Restated Certificate of Incorporation of American Service Insurance, Inc., as amended as of June 15, 2009
3.1d	Restated Certificate of Incorporation of American Insurance Acquisition, Inc., as amended December 31, 2010
4.1a	Memorandum of Association of Atlas Financial Holdings, dated December 24, 2010, included in item 3.1a
4.1b	By-laws of American Country Insurance Company, Inc., as amended September 14, 2005
4.1c	By-laws of American Service Insurance, Inc., as amended September 20, 2005
4.1d	By-laws of American Insurance Acquisition, Inc., as amended July 9, 2010
4.2	Specimen Common Stock Certificate
4.3	Specimen Warrant Agreement
10.1*	Atlas Financial Holdings, Inc. Stock Option Plan dated January 6, 2011
10.2*	Form of Atlas Employment Agreement for Executive Management, updated January 1, 2012
10.3*	Employee Share Purchase Plan Agreement, as adopted June 1, 2011
10.4*	Defined Contribution Plan Document dated August 11, 2011
10.5	Transition Services Agreement between Kingsway Financial Services, Inc and American Insurance Acquisition, Inc., dated December 31, 2010
10.6	Lease Agreement between Universal Casualty Company and American Service Insurance Company, Inc., dated December 31, 2010
10.7	Program Manager Agreement between American Service Insurance Company and both Universal Casualty Company and Kingsway America, Inc., dated January 1, 2011
14	Atlas Financial Holdings, Inc. Code of Business Conduct and Ethics, dated January 1, 2011
16	Letter from KPMG LLP regarding its concurrence with the statements made by Atlas in the current report concerning the dismissal as the registrant's principal accountant.
21	List of Subsidiaries
23	Consent of Johnson Lambert & Co. LLP
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Rule 12a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, Atlas Financial Holdings, Inc. has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elk Grove Village, State of Illinois, on the 1st day of June, 2012.

Atlas Financial Holdings, Inc.

By:	/s/ Scott D. Wollney
Scott D. Wollney
President and Chief Executive Officer